ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

[redacted]

08000978

SEC Mail Processing Section

FEB 26 2008

Washington, DC
104

20 February, 2008

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 13 - 20 February 2008

Other

- Kumba results 2007
- Proposed election of director – Sir CK Chow
- AA plc Results 2007

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

For and on behalf of Anglo Ameri can plc
Yours faithfully

C Marshall
Companies Secretary
Encs

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7968 8888 Fax +44 (0)20 7968 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

20 February 2008

Anglo American announces record underlying earnings of $5.8 billion

Financial results

- Record total Group operating profit[1] of $10.1 billion, with operating profit from core operations[2] up 12% to $8.9 billion
- Highest ever total Group underlying earnings[3] of $5.8 billion, up 5%
- Underlying earnings per share up 18% to $4.40
- Strong performances from Base Metals, Platinum, Ferrous Metals and Industrial Minerals
- Value Based Management being rolled out across the Group:
  - $1 billion initial estimate of annualised procurement and shared services savings in 3 years
  - $380 million achieved in cost savings in 2007
- Total Group profit for the year attributable to equity shareholders up 18% at $7.3 billion

Uplifting our unique portfolio and driving significant growth

- Expediting projects for significant near and medium term growth (PPRust, Sishen, Dawson, Lake Lindsay, Barro Alto, Los Bronces, Zondagsfontein)
- Creating new growth through acquisitions (Minas-Rio / Amapá, Michiquillay, Foxleigh, Pebble)
- $12 billion of projects currently under development; additional projects under consideration estimated at $29 billion
- Demerger of Mondi and reduction of AngloGold Ashanti shareholding

Dividend

- Final dividend up 15% to 86 cents per share, bringing total normal dividends for the year to 124 cents per share - a 15% increase on 2006

HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2007 *US$ million, except per share amounts*	Year ended 31 Dec 2007	Year ended 31 Dec 2006	% change
Total Group revenue including associates[4]	35,674	38,637	(7.7)%
Operating profit including associates before special items and remeasurements – core continuing operations[1][2]	8,894	7,974	11.5%
Operating profit including associates before special items and remeasurements – total Group[1]	10,116	9,832	2.9%
Underlying earnings for the year – total Group[3]	5,761	5,471	5.3%
EBITDA – total Group[5]	12,132	12,197	(0.5)%
Net cash inflows from operating activities – total Group	7,264	8,310	(12.6)%
Profit for the year attributable to equity shareholders – total Group	7,304	6,186	18.1%
Earnings per share (US$):			
Basic earnings per share – total Group	5.58	4.21	32.5%
Underlying earnings per share – total Group	4.40	3.73	18.0%
Interim dividend (US cents per share)	38	33	15.2%
Recommended final dividend	86	75	14.7%
Total normal dividends for the year	124	108	14.8%
Special dividend previously paid	–	67	
Total dividends for the year including special dividend	124	175	(29.1)%

Total Group includes both continuing and discontinued operations.

[1] Operating profit includes share of associates' operating profit (before share of associates' tax and finance charges) and is before special items and remeasurements, unless otherwise stated. See note 4 to the financial information for operating profit on a total Group basis. For definition of special items and remeasurements see note 6 to the financial information and see note 14 for information on discontinued operations.

[2] Operations considered core to the Group are Base Metals, Platinum, Ferrous Metals' core businesses (Kumba Iron Ore, Scaw Metals, Samancor and Minas-Rio), Coal and Diamonds. See the operating profit table in the financial review of Group results for a reconciliation of operating profit from core operations to total operating profit.

[3] See note 9 to the financial information for basis of calculation of underlying earnings and see note 14 for information on discontinued operations.

[4] Represents total Group revenue (including the revenue of discontinued operations) and includes the Group's share of associates' revenue of $6,142 million (2006: $5,565 million). See note 3 to the financial information.

[5] EBITDA is operating profit before special items and remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates. See note 13 for analysis of EBITDA by continuing and discontinued operations.

Cynthia Carroll, Chief Executive, said:

"In my first year as Chief Executive, I am pleased to report a record financial performance by Anglo American. We achieved our highest ever operating profit of $10.1 billion and underlying earnings of $5.8 billion, with continued strong cash generation. The strength of our performance was due to improved production volumes of ferrous metals, copper and zinc, an increased focus on operational discipline and a continuation of the supportive trading environment.

The year under review has seen a combination of strategic restructuring and a period of building from a position of strength, including the identification and execution of opportunities to drive new growth and value.

We have a tremendous $41 billion pipeline of projects approved and under consideration across our three commodity businesses – precious, base metals and bulks – which, with our leading track record of delivery, will generate significant profitable growth for Anglo American, both in the near and medium term. 2008 will also see our planned expansions delivering significant new production in iron ore and coal.

We have made good strategic progress in 2007. The demerger of Mondi was successfully completed in early July and in August we announced our decision to sell Tarmac, our construction materials business. We also realised in excess of $2.9 billion by reducing our stake in AngloGold Ashanti to 16.6% by the year end.

We approved a number of significant projects during the year, including the $1.7 billion Los Bronces copper expansion in Chile and the $505 million Zondagsfontein coal project in South Africa. In addition, we made several substantial acquisitions, further extending our geographic reach – the 50% stake in the Pebble copper project in Alaska, the Michiquillay copper project in Peru, 70% of the Foxleigh coal mine in Australia and 49% of the Minas-Rio iron ore project in Brazil. As we announced in January, we are now in negotiations to acquire control of the Minas-Rio project and a 70% stake in the Amapá iron ore mine, marking a major advancement in our iron ore growth strategy.

Our restructuring programme is almost complete and we are focused on the operational improvements that will be delivered by our asset optimisation programme and the cultural change that we are implementing across the Group. Together, these initiatives are beginning to drive superior operating performance, substantial procurement benefits and Group-wide cost savings.

The Group achieved cost savings of $380 million in synergies, efficiencies and procurement. The mining industry continues to experience significant cost pressures across the supply chain, including freight, transportation, fuel and consumables. In spite of these cost pressures, growth in cash costs for the total Group was limited to 4% above inflation. Two major cost saving exercises were launched in the year; the introduction of three regional shared service centres each covering finance, information technology and human resources located in South Africa, Latin America and Asia Pacific and the move to a centralised procurement programme to maximise the benefits of being a global operator – initial estimates are that $1 billion in annualised procurement and shared services savings will be achieved in 3 years.

2007 also marked a turning point in our approach to safety. Our historic fatality and injury record has been unacceptable and I believe strongly that optimally run businesses have good safety records. We have launched a series of initiatives to drive consistent safety messages and practices across our business. Significant early progress is being made and I expect our operations to build on this momentum in 2008.

In terms of the outlook, Anglo American's position as a focused mining company with a clear strategy and unique position in platinum group metals and diamonds enables us to benefit from the ongoing strong global environment for commodities as we accelerate the realisation of our exciting growth prospects."

Review of 2007

Financial results

Anglo American's total Group underlying earnings were a record $5.8 billion for the year as continued strong metal prices reflected the favourable trading environment for the Group's key commodities and volumes improved in most commodities. Operating profit from the Group's core operations was 12% higher than in 2006 at $8.9 billion.

Strong contributions came from Base Metals, Platinum, Ferrous Metals' core businesses and Industrial Minerals, which all achieved record operating profit in the year. Coal recorded lower operating profit due to a sharp reduction in contribution from Coal Australia, due to port and rail infrastructure constraints experienced in the industry, necessitating stockpiles and slowing of production resulting in higher demurrage charges, the impact of the appreciation of local currency against the US dollar and lower sales prices. The contributions from both Paper and Packaging and Gold were lower than the prior year due to the demerger of Mondi in early July and the reduction of the Group's shareholding in AngloGold Ashanti from 41.6% to 16.6% during October.

Base Metals generated a record operating profit of $4,338 million (49% of Anglo American's total operating profit from core operations), up 11%, due to increased copper, zinc and phosphate fertiliser production and higher nickel, lead, niobium and fertiliser prices.

Platinum reported record operating profit of $2,697 million (30% of Anglo American's total operating profit from core operations), up 12%, due to a significantly higher price achieved for the basket of metals sold and the weaker average rand in relation to the US dollar, partially offset by higher costs and lower refined production.

Ferrous Metals' operating profit increased 5% to $1,432 million, with operating profit from its core businesses increasing by 59% to $1,210 million, (14% of Anglo American's total operating profit from core operations), mainly due to higher iron ore and manganese prices, partially offset by the loss of contribution, following their disposal, from Kumba non-iron ore and Highveld.

Coal recorded operating profit of $614 million (7% of Anglo American's total operating profit from its core operations), 29% lower than the prior year, due to a significant reduction in Australia's contribution, with port and rail constraints which reduced sales, the adverse impact of the appreciation of local currency against the US dollar and lower average metallurgical coal prices. Despite the port and rail constraints experienced in Australia, production at the Australian mines was over 25 million tonnes, 3% above the prior year.

Diamonds recorded attributable operating profit of $484 million (5% of Anglo American's total operating profit from core operations), up 5% on 2006, principally due to higher earnings from joint ventures and a modest increase in the price of diamonds.

Industrial Minerals saw a significant improvement in its operating profit, up 38% (excluding benefit from exchange rate movements) at $474 million due in part to disciplined margin management and favourable demand in certain sectors.

Gold's contribution to total Group operating profit declined 57% to $202 million due to the reduction of the Group's shareholding in AngloGold Ashanti from 41.6% to 17.3% on 2 October, combined with the benefit of consolidating AngloGold Ashanti as a subsidiary for four months in 2006. At 31 December 2007 the Group's shareholding in AngloGold Ashanti was 16.6%.

Paper and Packaging's contribution to total Group operating profit declined to $324 million, a decrease of 32%, due to the demerger of Mondi in early July 2007.

Production

Production volumes were up for copper, zinc, iron ore and aggregates despite challenging operating conditions at some of the base metals mines. Platinum production volumes from mining operations were down on the prior year due to the interventions to improve safety combined with reduced production efficiency following a shortage of skilled labour, and lower grades at Potgietersrust. Challenging operating conditions and the safety interventions resulted in a decrease in total nickel production compared with the prior year.

Capital structure and increased return to shareholders

At 31 December 2007 the Group's net debt position has increased by $1.9 billion to $5.2 billion, reflecting the impact of the share buyback, increased planned capital expenditure and the acquisition of MMX Minas-Rio, partly offset by strong operating cashflows, proceeds from disposals and the impact of the Mondi demerger. The $3 billion share buyback programme announced in February was completed in October 2007 and the additional share buyback programme of $4 billion, announced in August, is 33% complete, with around $1.3 billion of shares having been repurchased at 19 February 2008. Over the last two years, Anglo American has returned a total of $14.5 billion capital to shareholders.

Dividends

In line with the Group's progressive dividend policy, the final dividend has been raised 15% to 86 cents per share, to be paid on 30 April 2008 subject to shareholder approval at the Annual General Meeting to be held on 15 April 2008. Total dividends for the year amount to 124 cents per share (2006: 175 cents per share including the interim special dividend of 67).

Progress on strategic objectives

Anglo American made good progress in 2007 in line with its objective of becoming a leading focused mining company. To achieve the goal of focusing on its three commodity businesses – precious, base metals and bulks, further steps in the Group's restructuring were completed successfully during the year.

The Company disposed of its remaining 29% holding in Highveld Steel and Vanadium in May and Hulett Aluminium (Hulamin) was unbundled from Tongaat-Hulett in June, together with related empowerment transactions, and listed on the Johannesburg Stock Exchange (JSE), resulting in Anglo American's holding in Tongaat-Hulett falling to 37% from 50%.

Mondi, the paper and packaging business, was demerged in July and established as a dual-listed company on the London and Johannesburg stock exchanges. In line with the intention to ultimately exit AngloGold Ashanti, Anglo American reduced its holding from 41.6% to 16.6% by the year end, realising in excess of $2.9 billion.

Following a strategic review and as announced in August, the decision was taken to sell Tarmac, the construction materials business. Tarmac, which enjoys a leading position in the UK construction materials industry and is well positioned in certain key markets in continental Europe and the Middle East, had a very strong operational performance in 2007, with a number of its business improvement initiatives starting to make a significant impact. It is expected that the performance of Tarmac will continue to underpin a competitive sale process, however it has been decided not to launch the marketing phase of the sale process until current credit market conditions improve. It is therefore unlikely that a sale will be completed within the originally envisaged timetable. Tarmac continues to be managed to maximise shareholder value and this includes active reviews of its portfolio; for example, Tarmac recently increased its ownership of United Marine Holdings, a significant UK marine dredged aggregates business, to 100%.

Anglo American is bringing greater rigour to its operating platform by introducing a value based management (VBM) methodology in all its business units. A pilot project has been completed in Anglo Coal and VBM is now being rolled out into all of the businesses. In addition, an asset optimisation initiative will maximise operational efficiencies at site level and allow benchmarking of performance and the spread of best practices.

The company also made significant progress during 2007 in meeting the employment equity and black economic empowerment requirements of the South African Mining Charter – culminating in ground-breaking equity participation arrangements in Anglo Platinum's assets.

Project expertise driving profitable growth

Anglo American has one of the strongest and highest quality project pipelines in the entire mining sector. These projects will build on the Group's unique portfolio of existing assets and deliver considerable organic growth potential. Several major projects spanning a variety of countries are currently under development, totalling $12 billion. Looking further out, an additional $29 billion of projects are under consideration.

Several projects were approved at Anglo Platinum during the year, in particular the $279 million expansion at the base metals refinery, the $139 million Townlands ore replacement project and the $188 million Mainstream inert grind projects. The $692 million PPRust North expansion project is in progress with the mine expected to reach full capacity in 2009, when it will mill an additional 600,000 tonnes of ore per month. In addition, the $224 million East Upper UG2 project at Amandelbult is progressing on schedule and will increase that mine's output by 100,000 ounces per annum by 2012.

Anglo American's coal business has approved expansion programmes in both South Africa and Australia. The recently approved $505 million 6.6 Mtpa Zondagsfontein project will form an important component of Anglo Coal's plans to increase its South African coal production by 50% to around the 90 Mtpa level by 2015. The expansions at Lake Lindsay and Dawson will increase Anglo American's coal production at these mines by approximately 9.7 Mtpa and the approved expansion at Cerrejón in Colombia to 32 Mtpa is on schedule for 2008, with further expansion potential being examined.

In addition to several major base metals project acquisitions, the approval of the $1.7 billion expansion of Los Bronces in Chile was announced in November. On completion in 2011, production of copper will increase by an average of 170,000 tpa to an initial production level exceeding 400,000 tpa, making Los Bronces one of the 10 largest copper mines in the world. Also in Chile, a two phase expansion at Collahuasi is being considered. The $1.5 billion Barro Alto expansion in Brazil is making good progress and, when fully on stream from 2011, is expected to increase Anglo American's total attributable nickel production to an average of around 100,000 tpa. In Peru, the Quellaveco copper project, currently the subject of a revised feasibility study, is scheduled to be submitted for Board approval in 2008 and, if approved, would produce around 200,000 tpa of copper.

At Kumba Iron Ore, the commissioning of the $754 million, 13 Mtpa Sishen Expansion project commenced during the year, with ramp up to design capacity expected to be achieved in 2009.

De Beers has two significant projects, both in Canada. Snap Lake, the country's first underground diamond mine, delivered its first diamonds in October 2007 and is expected to produce approximately 1.6 million carats per year at full production. A second mine, Victor, is expected to enter production by mid-2008 and produce 0.6 million carats of high quality diamonds per year at full production. In Botswana, Debswana is reviewing a number of potential expansion opportunities, predominantly at Jwaneng, one of the world's great diamond mines.

In February 2008, Anglo American announced that it had entered into a memorandum of understanding ("MOU") with China Development Bank. The MOU represents a long term commitment to establish a strategic relationship to identify and develop a pipeline of natural resources projects in China, Africa and elsewhere.

Acquisitions to fuel further growth

During 2007, Anglo American was active in identifying and successfully acquiring major new projects, particularly in iron ore and copper.

In iron ore, considerable progress was made towards achieving the aim of becoming a significant player in the global seaborne iron ore trade through the acquisition, in July, of a 49% stake the MMX Minas-Rio iron ore project in Brazil, for an effective price of $1.15 billion, plus a potential payment of up to $600 million if certain criteria are met. Furthermore, in January 2008, Anglo American announced that it was in negotiations over a transaction in which it would acquire control of the Minas-Rio project and a 70% stake in the Amapá iron ore mine, for approximately $5.5 billion, if we acquire 100% of the interests held by MMX in these assets. The resource statements for Minas-Rio and Amapá are currently being updated.

In April, the acquisition of the Michiquillay copper project in northern Peru for a staged cash investment of $403 million was announced, with potential production of up to 300,000 tpa. Michiquillay is one of the largest undeveloped copper deposits in the world. This is Anglo American's second major investment in Peru where the feasibility study for Quellaveco copper deposit in the south of the country is at an advanced stage.

In July, a 50% stake in the Pebble copper project in Alaska was acquired for a staged cash investment of $1.425 billion. The key assets of the project, which is co-owned by Northern Dynasty Minerals, are its open-pit Pebble West copper-gold-molybdenum deposit and the deeper and higher-grade Pebble East deposit.

In both Peru and Alaska, a key priority is to build supportive relationships with local communities, consistent with Anglo American's policy of developing and operating projects to the highest social and environmental standards and to promote development that is truly sustainable.

Close to year end, the acquisition of a 70% interest in the Foxleigh coal mine in Australia, for $620 million was announced, further supporting Anglo American's coal ambitions.

Further out still, Anglo American is studying several energy schemes in alliance with various international partners. Prominent among these are the Monash project in Australia to convert brown coal to ultra-clean diesel and the Xiwan project in China that is examining the feasibility of converting coal to gas, fuels and chemicals.

Outlook

The global economic outlook for 2008 is clouded by uncertainty. While it seems clear that US economic activity will be weaker in 2008 than in recent years, it is less clear how economic growth will be affected in the rest of the world, especially in those emerging markets whose growth has been largely responsible for the strong demand that has underpinned commodity prices. In South Africa, the electrical power supply problems are causing disruption to mining operations across the country. At present, it is difficult to accurately forecast the medium term impact of power shortages on Anglo American's businesses. Anglo American is working with Eskom and the South African government to implement solutions.

Global commodity demand remains strong and seems likely to remain so throughout 2008. Global commodity supply continues to be constrained by skills shortages, rising capital and operating costs, longer permitting processes and strong exchange rates in many of the countries where key operations are located. Industry inventories are therefore likely to remain low and continue to underpin prices.

For further information, please contact:

United Kingdom

Anna Poulter, Investor Relations
Tel: +44 (0)20 7968 2155

James Wyatt-Tilby, Media Relations
Tel: +44 (0)20 7968 8759

South Africa

Pranill Ramchander, Media Relations
Tel: +27 (0)11 638 2592

Notes to editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGold Ashanti. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Webcast of presentation:
A live webcast of the annual results presentation, starting at 10.00am UK time on 20 February, can be accessed through the Anglo American website at www.angloamerican.co.uk.

Pictures:
High resolution images can be downloaded by the media at www.vismedia.co.uk

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; operating profit includes associates' operating profit, is before special items and remeasurements and refers to continuing operations unless otherwise stated; special items and remeasurements are defined in note 6, results of discontinued operations are presented in note 14 and underlying earnings are calculated as set out in note 9 to the financial information. Underlying earnings refers to continuing operations unless otherwise stated. EBITDA is operating profit before special items and remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates and refers to continuing operations unless otherwise stated. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 13 to the financial information.

Financial review of Group results*

Group underlying earnings per share on a continuing basis for the year were $4.18, an increase of 22% compared with 2006. On a total Group basis, including results from discontinued operations, underlying earnings per share were $4.40. Group underlying earnings on a continuing basis totalled $5,477 million, with record contributions from Base Metals, Platinum, Ferrous Metals' core businesses and Industrial Minerals as well as a strong contribution from De Beers. Higher prices realised in the year, in particular for the platinum group metals (PGM's), nickel, lead, niobium and iron ore, were the main driver for the increase in Group underlying earnings. Increased volumes at copper, zinc and iron ore operations also contributed to the increase. Underlying earnings at De Beers were higher than the prior year, principally reflecting higher income from joint ventures and a modest increase in diamond prices in 2007. Coal recorded lower underlying earnings due to a significant reduction in Australia's contribution. This was driven by the impact of port and rail constraints necessitating stockpiles and slowing of production, resulting in higher demurrage charges, as well as the impact of the weak US dollar relative to local currency and lower sales prices. The contributions from both Paper and Packaging and AngloGold Ashanti were lower than the prior year due to the demerger of Mondi in early July and the reduction of the Group's shareholding in AngloGold Ashanti from 41.6% to 17.3% on 2 October. At 31 December 2007 the Group's shareholding in AngloGold Ashanti was 16.6%. The results of both AngloGold Ashanti and Paper and Packaging are shown as discontinued operations.

Underlying earnings **$ million**	**Year ended 31 Dec 2007**	Year ended 31 Dec 2006[1]
Profit for the financial year attributable to equity shareholders	**5,294**	5,149
Operating special items including associates	**713**	458
Operating remeasurements including associates	**(2)**	(35)
Net profit on disposals including associates	**(484)**	(447)
Financing special items	**-**	4
Financing remeasurements including associates:		
Exchange loss/(gain) on De Beers preference shares	**3**	(40)
Unrealised net gains on non-hedge derivatives	**(28)**	(4)
Tax on special items and remeasurements including associates	**15**	(58)
Related minority interests on special items and remeasurements including associates	**(34)**	(8)
Underlying earnings – continuing operations	**5,477**	5,019
Underlying earnings – discontinued operations	**284**	452
Underlying earnings – total Group	**5,761**	5,471
Underlying earnings per share ($) – continuing operations	**4.18**	3.42
Underlying earnings per share ($) – discontinued operations	**0.22**	0.31
Underlying earnings per share ($) – total Group	**4.40**	3.73

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations

Profit for the year after special items and remeasurements increased by 2.8% to $5,294 million compared with $5,149 million in the prior year. The increase relates mainly to strong operational results, as discussed above and in the Chief Executive's statement, and an increase in net profit on disposals, partly offset by higher operational special charges, particularly in the Group's associates.

Net profit on disposals of $484 million which, including associates, was $37 million higher than 2006, includes the net profit of $140 million on disposal of the remaining 29.2% shareholding in Highveld and the part-disposal of the investment in shares of Exxaro, generating a $234 million profit on disposal.

* Throughout the financial review, the Group results are presented on a continuing basis unless otherwise stated

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average weakened slightly against the US dollar compared with the prior year, with an average exchange rate of R7.05 compared with R6.77 in 2006. Currency movements positively impacted underlying earnings by $27 million. Operating results benefited from weaker average rates for the rand, although this was offset by the stronger Chilean peso, Brazilian real and Australian dollar. Industrial Minerals' operations benefited from the strength of certain European currencies against the US dollar. There was a significant beneficial effect on underlying earnings from increased prices amounting to $1,302 million, particularly in respect of nickel and PGM's.

Summary income statement **$ million**	**Year ended 31 Dec 2007**	Year ended 31 Dec 2006[1]
Operating profit before special items and remeasurements	**8,518**	8,048
Operating special items	**(251)**	(424)
Operating remeasurements	**5**	18
Operating profit from subsidiaries and joint ventures	**8,272**	7,642
Net profit on disposals	**460**	265
Share of net income from associates – continuing operations [2]	**197**	607
Total profit from operations and associates	**8,929**	8,514
Net finance costs before special items and remeasurements	**(137)**	(110)
Financing special items and remeasurements	**29**	39
Profit before tax	**8,821**	8,443
Income tax expense	**(2,693)**	(2,518)
Profit for the financial year – continuing operations	**6,128**	5,925
Minority interests	**(834)**	(776)
Profit for the financial year attributable to equity shareholders – continuing operations	**5,294**	5,149
Profit for the financial year attributable to equity shareholders – discontinued operations	**2,010**	1,037
Profit for the financial year attributable to equity shareholders – total Group	**7,304**	6,186
Basic earnings per share ($) – continuing operations	**4.04**	3.51
Basic earnings per share ($) – discontinued operations	**1.54**	0.70
Basic earnings per share ($) – total Group	**5.58**	4.21
Group operating profit including associates before special items and remeasurements – continuing operations	**9,590**	8,888
Group operating profit including associates before special items and remeasurements – discontinued operations	**526**	944
Group operating profit including associates before special items and remeasurements – total Group	**10,116**	9,832

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations

[2] Operating profit from associates before special items and remeasurements – continuing operations	**1,072**	840
Operating special items and remeasurements [3]	**(465)**	(17)
Net profit on disposals [3]	**24**	182
Net finance costs (before remeasurements)	**(85)**	(70)
Financing remeasurements [3]	**(4)**	1
Income tax expense (after special items and remeasurements)	**(303)**	(300)
Minority interests (after special items and remeasurements)	**(42)**	(29)
Share of net income from associates – continuing operations	**197**	607

[3] See note 3 to the financial information.

Towards the front of this press release, reference has been made to core continuing operations. Operations considered core to the Group are Base Metals, Platinum, Ferrous Metals' core businesses (Kumba Iron Ore, Scaw Metals, Samancor and Minas-Rio), Coal and Diamonds. The table below reconciles operating profit from core and other operations to total Group operating profit.

Operating profit **$ million**	**Year ended 31 Dec 2007**	Year ended 31 Dec 2006[1]
Base Metals	**4,338**	3,897
Platinum	**2,697**	2,398
Ferrous Metals – core businesses[1]	**1,210**	763
Coal	**614**	862
Diamonds	**484**	463
Corporate and Exploration	**(449)**	(409)
Operating profit including associates before special items and remeasurements – core continuing operations	**8,894**	7,974
Industrial Minerals	**474**	317
Ferrous Metals – other businesses[1]	**222**	597
Operating profit including associates before special items and remeasurements – continuing operations	**9,590**	8,888
Operating profit including associates before special items and remeasurements – discontinued operations	**526**	944
Operating profit including associates before special items and remeasurements – total Group	**10,116**	9,832

[1] See Ferrous Metals and Industries operations review

Special items and remeasurement charges

	Year ended 31 Dec 2007			Year ended 31 Dec 2006[1]		
$ million	**Excluding associates**	**Associates**	**Total**	Excluding associates	Associates	Total
Operating special items	**(251)**	**(462)**	**(713)**	(424)	(34)	(458)
Operating remeasurements	**6**	**(3)**	**2**	18	17	35
Operating special items and remeasurements	**(245)**	**(465)**	**(711)**	(406)	(17)	(423)

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

Operating special items and remeasurements, including associates, amounted to $711 million, with $653 million operating special charges in respect of impairments, restructurings and mine and operation closures, including a $434 million impairment relating to the Group's share of an impairment of De Beers' Canadian assets, $153 million impairment against certain Coal Australia assets, and a combined impairment and restructuring charge relating to certain non-core assets to be sold and other assets to be restructured at Industrial Minerals of $43 million.

Net profit on sale of operations, including associates, amounted to $484 million (2006: $447 million), and is mainly a result of the profit on disposal of the remaining 29.2% shareholding in Highveld ($140 million) and the part-disposal of the investment in shares in Exxaro generating a $234 million profit on disposal.

Financing remeasurements, including associates, are made up of unrealised net gains of $28 million on non-hedge derivatives and a $3 million foreign exchange loss on De Beers dollar preference shares held by a rand denominated entity.

The De Beers US dollar preference shares held by a rand functional currency entity are classified as 'financial asset investments' and are retranslated at each period end. The resulting rand:US dollar foreign exchange gains and losses are reported through the income statement as a remeasurement charge.

Discontinued operations

On 2 July 2007 the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders.

On 2 October 2007 the Group sold 67.1 million shares in AngloGold Ashanti which reduced the Group's shareholding from 41.6% to 17.3%. The remaining investment is accounted for as a financial asset investment. The Group has subsequently reduced its shareholding in AngloGold Ashanti which at 31 December 2007 was 16.6%.

Both of these operations are considered discontinued. Please refer to note 16 for further details on the demerger of Paper and Packaging and the disposal of AngloGold Ashanti.

$ million	**Year ended 31 Dec 2007**	Year ended 31 Dec 2006
Profit for the financial year – discontinued operations	**318**	593
Special items and remeasurements	**(77)**	404
Profit for the financial year after special items and remeasurements– discontinued operations	**241**	997
Net profit after tax on disposal and demerger of discontinued operations	**1,803**	-
Total profit for the financial year – discontinued operations	**2,044**	997
Minority interests – discontinued operations	**(34)**	40
Profit for the financial year attributable to equity shareholders – discontinued operations	**2,010**	1,037

Net profit after tax on disposal and demerger of discontinued operations amounted to $1,803 million and is principally as a result of the sale of 67.1 million shares in AngloGold Ashanti on 2 October 2007. Proceeds on sale of these shares are the major contributor to net cash inflows from investing activities of discontinued operations of $2.6 billion.

Net finance costs

Net finance costs from continuing operations, excluding special items and remeasurements of $29 million gain (2006: gain of $39 million), increased from $110 million in 2006 to $137 million. The increase reflects higher interest costs due to the increase in net debt.

Taxation

$ million	Year ended 31 Dec 2007 Before special items and remeasurements	Associates' tax and minority interests	Including associates	Year ended 31 Dec 2006[1] Before special items and remeasurements	Associates' tax and minority interests	Including associates
Profit before tax	**9,021**	**347**	**9,368**	8,401	307	8,708
Tax	**(2,676)**	**(305)**	**(2,981)**	(2,598)	(278)	(2,876)
Profit for financial year	**6,345**	**42**	**6,387**	5,803	29	5,832
Effective tax rate including associates %			**31.8**			33.0

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

IAS 1 *Presentation of Financial Statements* requires income from associates to be presented net of tax on the face of the income statement. Associates' tax is therefore not included within the Group's total tax charge on the face of the income statement. Associates' tax before special items and remeasurements included within 'Share of net income from associates' for the year ended 31 December 2007 was $305 million (2006: $278 million).

The effective rate of tax before special items and remeasurements including share of associates' tax on a continuing basis was 31.8%. This was a decrease from the equivalent effective rate of 33.0% in the year ended 31 December 2006. The main reasons for this net decrease are reduced levels of tax on distributions, changes in statutory tax rates, prior year adjustments and the availability of enhanced tax depreciation on certain assets.

Balance sheet

Equity attributable to equity shareholders of the Company was $22,461 million compared with $24,271 million at 31 December 2006.

The $3 billion share buyback programme announced in February was completed in October 2007 and the additional share buyback programme of $4 billion, announced in August is 33% complete, with around $1.3 billion of shares having been repurchased at 19 February 2008.

Net debt, excluding hedges but including balances that have been reclassified as held for sale ($69 million) was $5,239 million, an increase of $1.9 billion from 31 December 2006. The increase reflects the impact of the share buy back, increased planned capital expenditure on projects in Platinum, Base Metals and Coal and the acquisition of MMX Minas-Rio for $1.15 billion, partly offset by strong operating cashflows, proceeds from disposals and the impact of the Mondi demerger.

Net debt at 31 December 2007 comprised $8,313 million of debt, offset by $3,074 million of cash and cash equivalents. Net debt to total capital[1] at 31 December 2007 was 20.0%, compared with 12.9% at 31 December 2006.

[1] Net debt to total capital is calculated as net debt divided by total capital less investments in associates. Total capital is net assets excluding net debt.

Cash flow

$ million	Year ended 31 Dec 2007	Year ended 31 Dec 2006
Net cash inflows from operating activities - continuing operations	**6,800**	7,337
Net cash inflows from operating activities - discontinued operations	**464**	973
Net cash inflows from operating activities – total Group	**7,264**	8,310

Net cash inflows from operating activities on a continuing operations basis were $6,800 million compared with $7,337 million in 2006. EBITDA from continuing operations was $11,171 million, an increase of 7% from $10,431 million in 2006.

Acquisition expenditure from continuing operations accounted for an outflow of $1,934 million compared with $197 million in 2006. This included $1.15 billion in respect of the Group's acquisition of a 49% interest in the MMX Minas-Rio integrated iron ore project in Brazil and $658 million in respect of the Group's investment in 4.4 million ordinary shares in Anglo Platinum Limited.

Proceeds from disposals on a continuing basis totalled $711 million including net proceeds on the sale of the remaining 29.2% shareholding in Highveld of $182 million and $456 million proceeds from the part-disposal of the investment of shares in Exxaro.

Repayment of loans and capital from associates on a continuing basis amounted to $119 million, of which $43 million relates to the redemption of De Beers preference shares. Purchases of tangible assets amounted to $3,931 million, an increase of $1,022 million. Increased capital expenditure by Platinum, Coal and Base Metals was partly offset by lower spend at Ferrous Metals and Industries and Industrial Minerals.

Weighted average number of shares

The weighted average number of shares used to determine earnings per share in 2007 was 1,309 million compared to 1,468 million in 2006. This reflects the effect of the share buyback programme as well as the Anglo American share consolidation on demerger of Mondi which on 2 July 2007, resulted in 100 existing Anglo American ordinary shares being exchanged for 91 new Anglo American ordinary shares.

Dividends

A final dividend of 86 US cents per share to be paid on 30 April 2008 has been recommended.

Analysis of dividends US cents per share	2007	2006
Interim dividend (US cents per share)	**38**	33
Recommended final dividend	**86**	75
Normal dividend for year	**124**	108
Special dividend previously paid	**-**	67
Total dividends	**124**	175

Operations review 2007

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated. Capital expenditure relates to cash expenditure on tangible and biological assets. Share of Group operating profit and share of Group net operating assets for both 2007 and 2006, is based on continuing operations and therefore excludes the contribution of Mondi and AngloGold Ashanti.

BASE METALS

$ million (unless otherwise stated)	Year ended 31 Dec 2007	Year ended 31 Dec 2006[1]
Operating profit	**4,338**	3,897
Copper	**2,983**	3,019
Nickel, Niobium, Mineral Sands and Phosphates	**786**	426
Zinc	**654**	516
Other	**(85)**	(64)
EBITDA	**4,683**	4,255
Net operating assets	**4,989**	4,599
Capital expenditure	**610**	315
Share of Group operating profit	**45%**	44%
Share of Group net operating assets	**19%**	22%

[1] In 2007, Copebrás was reclassified from Industrial Minerals to Base Metals to align with internal management reporting. As such, the comparative data has been reclassified.

Operating profit at Anglo Base Metals reached an all time high of $4,338 million, surpassing the previous year's record of $3,897 million. This resulted from increased copper, zinc and phosphate fertiliser production combined with higher nickel, lead, niobium and fertiliser prices, partially offset by adverse exchange rate movements and further rises in the costs of energy, labour and most key consumables. Although the LME copper price was higher than in 2006, a significant mark to market and final liquidation adjustment as at 31 December 2007 resulted in realised copper prices being very little changed from 2006.

Markets

Average prices (c/lb)	2007	2006
Copper	**323**	305
Nickel	**1,686**	1,095
Zinc	**147**	148
Lead	**118**	58

During 2007, the copper market was broadly in balance, with prices recovering strongly in the first half as the Chinese restocked, but then moved lower in the fourth quarter. Nickel had a buoyant first six months, with very tight terminal market stocks, but weakened materially in the second half as ongoing stainless steel production cutbacks, greater scrap availability, substitution and increases in nickel pig-iron production all contributed to a material build up of stock across the year. Zinc prices weakened, particularly in the second half, owing to market concerns about the impact of increasing 2008 supply on terminal market stocks.

Operating performance

Copper division	2007	2006
Operating profit ($m)	**2,983**	3,019
Attributable production (tonnes)	**655,000**	643,800

All of the division's mines, with the exception of Mantos Blancos, increased production. In addition, Mantos Blancos, Mantoverde and Collahuasi all successfully renegotiated collective bargaining agreements without any disruption to the operations.

Los Bronces increased output by 2% principally due to a 14% increase in cathode production. Despite the attributable loss of 9,200 tonnes of production owing to the shutdown of the SAG mill number 3 (for replacement of its stator motor) and planned lower oxide and sulphide grades, Collahuasi increased its attributable production by 3%. El Soldado lifted production by 6%. Output from Mantoverde was marginally up, while Mantos Blancos was affected by planned and unplanned maintenance shutdowns as well as an earthquake and was unable to offset the impact of lower grades with higher throughputs, leading to a marginal production decline. Molybdenum production rose 8% to 4,400 tonnes, primarily as a result of increases at Collahuasi. Chagres' output fell by 5% mainly due to the lower average grade of concentrate treated. Adverse exchange rate movements and further rises in the costs of energy, labour and most key consumables impacted all Chilean operations.

Nickel, Niobium, Mineral Sands and Phosphates	2007	2006
Operating profit ($m)	**786**	426
Attributable nickel production (tonnes)	**25,600**	26,400

At Codemin, output moved up marginally, but sales were 5% lower following a slowdown in stainless steel producer offtake. At Catalão, niobium production was flat, with higher mill throughput being offset by lower metallurgical recoveries arising from a change in ore characterisation. Copebrás had a spectacular year, with much improved prices and fertiliser sales climbing by 14% to exceed 1 million tonnes for the first time. All of the Brazilian operations saw costs increase as a consequence of adverse currency movements and cost increases in fuel oil, aluminium powder and sulphur. Loma de Níquel's production declined by 5% due to heavy rains and strike action, while tonnage processed was affected by a planned maintenance stoppage and a series of refractory and equipment failures. These also had a bearing on operating costs which were impacted further by numerous cost and indirect tax increases within a fixed exchange rate and increasingly difficult operating environment. Sales fell from 16,900 tonnes to 14,500 tonnes arising out of a combination of administrative delays by the Venezuelan authorities and weakening stainless steel customer demand.

The Venezuelan Ministry of Basic Industries and Mining ("MIBAM") commenced administrative proceedings in January 2007 in relation to the sixteen nickel exploration and exploitation concessions held by the Company's subsidiary, Minera Loma de Níquel ("MLdN") alleging that MLdN had failed to fulfil certain conditions of its concessions. MLdN submitted a timely response to MIBAM's administrative writ in February 2007. By means of a series of resolutions published in two Official Gazettes made available in January 2008, MIBAM declared the termination of thirteen of MLdN's nickel concessions. The thirteen concessions do not include the concessions where the current mining operations and the metallurgical facilities are located. MLdN is in the process of filing administrative appeals seeking the annulment of all of these resolutions and requesting that their effects be suspended pending a final decision by MIBAM

At 31 December 2007 Anglo American's interest in the book value of MLdN, including its mineral rights, was $616 million (as included in the Group's balance sheet). In the 12 months to December 2007, MLdN's production and contribution to Group operating profits were respectively, 15,700 tonnes of nickel in ferronickel and $370 million. The average price of nickel in 2007 was 1,686 c/lb. As of 19 February 2008 the price of nickel was 1,259 c/lb.

Anglo American is proud of its record in Venezuela where it has invested substantial amounts in exploration and subsequently the construction of the country's only primary nickel producer. It is a major contributor to and employer in the Venezuelan economy as well as a significant tax payer. The operation continues, as it has always done, to work constructively with all stakeholders – employees, local communities and government – and to the highest sustainable development, social and environmental standards.

Anglo American and MLdN are seeking further clarification from MIBAM, with which they have maintained a constructive working relationship in the past. Anglo American and MLdN believe that there is a valid legal basis to reverse the notices of termination and will pursue all appropriate legal and other remedies and actions to protect their respective interests both under Venezuelan and international law. As a result, the Group continues to consolidate MLdN and no impairment has been recorded for the year ended 31 December 2007.

Zinc division	**2007**	2006
Operating profit ($m)	**654**	516
Attributable zinc production (tonnes)	**343,100**	334,700
Attributable lead production (tonnes)	**62,100**	71,400

Skorpion operated at design capacity throughout the year, producing a record 150,100 tonnes (2006: 129,900 tonnes). Mine operating unit costs fell, reflecting tight cost control and higher volumes, partially offset by increases in royalties and the costs of key consumables. At Lisheen, zinc production decreased by 4%, and lead output was down 13%. Higher than anticipated water inflows and poor ground conditions limited mining flexibility, resulting in lower tonnages, grades and metallurgical recoveries. At Black Mountain, mining difficulties related to limited stope availability were compounded by a slower than anticipated ramp up of the infrastructure and ore handling systems of the new Deeps shaft as well as seven weeks of industrial action. Overall, declining mill throughput and lower grades were only partly offset by material improvements in metallurgical recoveries and 28,300 tonnes of zinc and 41,900 tonnes of lead were produced (2006: 34,100 tonnes and 48,300 tonnes, respectively). The previously announced sale of Namakwa Sands (R2.0 billion, subject to contractual adjustments) and 26% of each of Black Mountain and Gamsberg (combined R180 million, subject to contractual adjustments) to Exxaro Resources has yet to be completed, awaiting the approval of the conversion of old order to new order mining rights. The sale is expected to be completed in 2008.

Projects

Anglo Base Metals has a strong project pipeline which provides significant scope for organic growth. The pipeline includes the Barro Alto nickel project which is on track for first production in 2010 and is due to increase existing nickel production by an average 36,000 tpa from 2011. To date, in excess of $900 million of the $1.5 billion capital expenditure required has been committed to this project and the strength of the Brazilian currency is putting ongoing material upward pressure on the domestic component of capital expenditure.

The $1.7 billion Los Bronces expansion project, which aims to increase sulphide mill throughput from 61,000 tpd to 148,000 tpd and increasing copper production by an average of 170,000 tpa to an initial production level exceeding 400,000 tpa has been approved. Construction is under way, with first production scheduled for 2011.

A debottlenecking project at Collahuasi, which will increase sulphide mill throughput from 130,000 tpd to 140,000 tpd, has been approved at a total cost of $64 million, with ramp-up due to commence in the second half of 2008. The first phase of a potential two phase expansion at Collahuasi, which will increase throughput to 170,000 tpd, plus the addition of a separate 30,000 tpd sulphide leach circuit (equivalent to around 650,000 tpa of copper on a 100% basis), will be evaluated during 2008. Recent exploration success at Rosario Oeste, suggests that there is the potential to further increase production to around 1 million tpa by 2014.

The revised feasibility study on the Quellaveco project in Peru, which contemplates an operation producing approximately 200,000 tpa of copper in concentrate at a capital cost of approximately $1.7 billion, will be completed in 2008.

In April 2007, Anglo American tendered $403 million and won the Michiquillay privatisation auction in Peru. The consideration for this world class resource, with a production potential of up to 300,000 tpa, will be

payable over five years. However, there is a right to exit the project, at any time after the first year, by paying 30% of the difference between monies expended and the $403 million. During the first year there is a minimum work commitment of $1 million with no exit payment. The Peru-based team has been mobilised and the primary focus of efforts in the first 12 months will be the development of a productive relationship with the local communities.

In July 2007, Anglo American became a 50% partner with the Northern Dynasty Partnership (a wholly owned affiliate of Northern Dynasty Minerals Ltd.) in the Pebble Limited Partnership for a staged cash investment of $1.425 billion. The partnership owns the Pebble Project, the key assets of which are the open pit style Pebble West copper–gold–molybdenum deposit and the adjacent, deeper and higher grade Pebble East deposit. The resources rank amongst the world's most important accumulations of copper, gold and molybdenum. The objective is to complete a pre-feasibility study in 2008, a feasibility study around 2011 and to have a world class mine in operation by 2015.

Chagres, Mantoverde, Mantos Blancos, El Soldado, Catalão, Gamsberg, Copebrás, Boyongan and Kalayaan have early-stage studies underway examining options for projects that will either increase production and/or extend mine lives.

Outlook

Production of copper, zinc, lead, niobium and fertilisers are all forecast to increase in 2008, while there is a risk that the nickel production profile will be affected by uncertainties in Venezuela. With the base metals industry operating at capacity and, on the assumption that the currencies of the countries where the division produces continue to remain firm in relation to the dollar, cost pressures will remain, with sulphur and sulphuric acid prices forecast to rise dramatically. In Chile the energy supply situation in the northern grid is very tight and the risk of periodic requests for load shedding cannot be ruled out.

It seems likely that certain base metal markets will move into surplus in 2008, with some modest build up of stock forecast (except in the case of zinc, which is likely to see a material market surplus), the extent of which will be dependent on the magnitude of any supply side disruptions. Notwithstanding these shorter term uncertainties, medium and longer term fundamentals remain positive.

PLATINUM

$ million (unless otherwise stated)	**Year ended 31 Dec 2007**	**Year ended 31 Dec 2006**
Operating profit	**2,697**	**2,398**
EBITDA	**3,155**	**2,845**
Net operating assets	**9,234**	**7,078**
Capital expenditure	**1,479**	**923**
Share of Group operating profit	**28%**	**27%**
Share of Group net operating assets	**35%**	**33%**

Anglo Platinum's operating profit rose by 12% to $2,697 million. This was mainly due to a higher price achieved for the basket of metals sold and a weaker average rand relative to the US dollar, offset by lower sales volumes on the back of reduced production from mining operations.

The average dollar price realised for the basket of metals sold equated to $2,579 per platinum ounce, 27% higher than in 2006, with firmer platinum, rhodium and nickel prices making the largest contribution to the increase. The average realised price for platinum was $162 higher than 2006 at $1,302 per ounce, while nickel averaged $17.04 per pound against $10.73 in 2006. The realised rhodium price averaged $4,344 per

ounce, an increase of $802 per ounce over 2006, and includes the effect of existing long term contractual arrangements with some customers, entered into to support and develop the rhodium market.

Anglo Platinum is at an advanced stage of negotiations to achieve mutual recognition with its relevant customers of structural changes to the rhodium market affecting the dollar price of the metal. The objective of the negotiations is to move towards a contractual price for rhodium which is market related. The year also saw a significant increase in the price of ruthenium following strong growth in demand, driven by its use in hard disk drives. This new use, and its relative price insensitivity, has resulted in a structural change to the market.

Markets

Current high dollar PGM market prices partly reflect the up-cycle being enjoyed by most commodities, but are supported by strong market fundamentals, in particular for platinum, where metal supply has substantially been in deficit for 11 years. Long term demand for the metal is expected to remain robust, based on tightening automotive emissions legislation, buoyant demand in the relatively price resilient Chinese jewellery market, growth in existing applications and emerging fuel cell technology.

Supplies of and demand for platinum are expected to grow and the market is expected to remain balanced over the medium term with short term deficits associated with reduced South African output. Palladium demand is also expected to grow but, against a backdrop of increasing supply from South African expansions on higher palladium content UG2 ore, remains adequately supplied. The increased supply of rhodium from expansionary activity should ease pressure on current prices in the longer term.

Safety

Anglo Platinum remains committed to the principle of zero harm and has implemented a major shift in its approach to safety. In addition, steps have been implemented to align Anglo Platinum's approach to employee safety to that adopted by the Group.

The creation of a culture in which safety standards are paramount, with effective learning from safety incidents to ensure 'no repeats', underlies this new approach. This includes a visible, felt commitment from leadership to eliminate harm and increase capacity to manage safety risks wherever they may occur.

Safety as the overriding priority, clarity of personal and collective responsibilities and rigid and consistent application of standards lie at the heart of the new approach. This approach to safety is being implemented at all Anglo Platinum operations.

A significant deterioration in safety performance occurred in the first half of 2007 with 18 fatal incidents, 12 of which occurred at Rustenburg mine. A decision was taken to suspend production at all Rustenburg shafts on a staggered basis. Following the temporary closure of Rustenburg, senior management and other relevant stakeholders developed a comprehensive enhanced safety improvement plan, which is being implemented over the next three years.

In the second half of 2007, following the initial intervention, the lost time injury frequency rate at managed operations reduced to 1.71 compared to 2.37 in the first half of the year.

Operating performance

Equivalent refined platinum production (equivalent ounces are mined ounces converted to expected refined ounces) from the mines managed by Anglo Platinum and its joint venture partners for 2007 decreased by 167,200 ounces or 6% when compared to 2006. This was due to the intervention aimed at achieving a significant improvement in employee safety as well as reduced production efficiency following a shortage of skilled labour, strike action at joint ventures, the unsettled labour situation associated with wage negotiations and lower grades at Potgietersrust.

Refined platinum production for 2007 decreased by 12% to 2.47 million ounces. The decrease is attributed to the reduced production experienced in 2007 as well as the one-off release of 112,000 ounces from the process pipeline in 2006 due to the effect of the shutdown of the Polokwane smelter in 2005.

The cash operating cost per equivalent refined platinum ounce in rand terms increased by 34% due to reduced production, substantial inflationary pressures including above inflation increases in wages, diesel, tyres, chemicals and steel grinding media, costs associated with the safety intervention, increased support costs and ramp-up costs at Mototolo and Marikana. In addition, an increase in labour complement to support a planned increase in production at mining operations in 2007 further contributed to the increase in unit costs.

Projects

The implementation of the majority of Anglo Platinum's mining and processing projects to expand and maintain production continues on schedule. Marikana and Mototolo (which delivered its first production in the last quarter of 2006) both increased production in 2007, adding a combined 92,800 equivalent refined platinum ounces.

Anglo Platinum approved capital expenditure totalling $1,520 million in 2007. Major items include the expansion of the base metals refinery plant to 33,000 tonnes per annum of contained nickel by the end of 2010, the Townlands ore replacement project, at a capital cost of $139 million, which will replace 70,000 ounces of refined platinum per annum from 2014, with production expected from the new Merensky and UG2 areas at the Rustenburg Townlands shaft.

The $188 million Mainstream inert grind projects were approved in November 2007. These projects will improve mineral liberation and metallurgical performance within the process flow of the current concentrators, and will result in an increase in PGM recovery.

The PPRust North expansion project, which will mill an additional 600,000 tonnes of ore per month, is progressing. Commissioning of the new concentrator has commenced. The relocation of the Ga-Puka and Ga-Sekhaolelo communities commenced in July 2007 under the guidance of a representative task team facilitated by the office of the Premier of Limpopo.

The Amandelbult East Upper UG2 project, which will contribute an additional 100,000 ounces of refined platinum per annum by 2012, is progressing on schedule. The Rustenburg Paardekraal 2 shaft replacement project is in progress and is expected to produce 120,000 ounces of refined platinum annually by 2015, replacing decreasing production as a result of continuing Merensky ore reserve depletion.

The strong global demand for resources is placing material inflationary pressure on capital expenditure and the ability to meet project schedules, the effect of which was experienced in the latter part of 2007. These pressures are likely to continue in the foreseeable future.

Outlook

Anglo Platinum's commitment to safety including the principle of zero harm will continue to be an area of focus in 2008. The new approach to safety, together with operational difficulties, has had a material impact on performance in 2007, which is likely to continue in 2008. Production disruptions arising from Eskom's inability to supply sufficient power have been experienced in 2008. Consequently, refined platinum production for 2008 is expected to be 2.4 million ounces.

A combination of a weak dollar, robust demand for platinum and slower than anticipated supply growth is supportive of higher US dollar prices. The autocatalyst sector remains buoyant, driven by rising European demand for diesel vehicles and their associated catalyst and filter requirements, as well as growing Asian automotive production. Purchases of newly mined platinum for jewellery manufacturing in China are holding

up well in the face of record prices, but new metal demand is declining in the Japanese and US jewellery markets as recycling of old jewellery is encouraged by the higher price levels. Industrial demand remains firm, particularly in the electrical and petroleum sectors.

Palladium demand for autocatalyst and industrial applications continues to grow, supported by the low price relative to platinum. Jewellery demand is expected to take increasing market share from white gold as palladium prices have lagged the recent significant increase in the gold price. Palladium prices continue to trade in a narrow band and remain vulnerable to a change in investor and fund sentiment.

Prices for rhodium are anticipated to stay strong as the market remains finely balanced.

FERROUS METALS AND INDUSTRIES

$ million (unless otherwise stated)	**Year ended 31 Dec 2007**	Year ended 31 Dec 2006
Operating profit	**1,432**	1,360
Kumba Iron Ore	**834**	565
Scaw Metals	**172**	160
Samancor Group	**225**	52
Other	**(21)**	(14)
Core businesses	**1,210**	763
Highveld Steel	**108**	230
Tongaat-Hulett / Hulamin	**114**	154
Kumba Resources	**-**	213
Other businesses	**222**	597
EBITDA	**1,561**	1,560
Net operating assets	**3,987**	2,796
Capital expenditure (including biological assets)	**471**	582
Share of Group operating profit	**15%**	15%
Share of Group net operating assets	**15%**	13%

Ferrous Metals' operating profit of $1,432 million was up by 5% on 2006, though operating profit from core businesses increased by 59%. The iron ore and manganese markets experienced favourable market conditions and stronger prices.

Markets

Demand for iron ore and manganese ore continues to be robust, driven by healthy demand by steel manufacturers in China and other markets. The American, European and Asian manganese alloy markets all remain generally strong, driven by continuing buoyant demand for manganese alloys and ongoing concerns around security of supply.

Operating performance

The unbundled Kumba Iron Ore achieved its highest ever operating profit of $834 million, 48% up on 2006, on the back of strong iron ore prices. Global demand for iron ore in 2007 rose by 5.7% to 1.89 billion tonnes, fuelled by increasing demand for seaborne iron ore in China and other developing markets. The company produced 32.4 million tonnes of iron ore, an increase of 4% on 2006 production volumes. Operating costs, however, remained under pressure owing to above inflation cost increases, particularly in energy, labour, contractors and raw materials.

Scaw Metals delivered a record operating profit of $172 million, with strong demand for most of its products. Margins remained under pressure owing to significant price increases in key raw materials and import competition for certain South African product lines.

Anglo American's attributable share of Samancor's operating profit increased more than four fold to $225 million as strong global demand for both manganese ore and alloys, together with constrained global manganese ore production, resulted in surging ore prices during the second half of the year. Higher ore and alloy sales volumes also contributed to the strong performance.

The Tongaat-Hulett and Hulamin contribution to operating profit declined by 26% to $114 million following the unbundling of Hulamin from Tongaat-Hulett and related empowerment transactions in June 2007. These businesses, which were consolidated for the first six months of 2007, were equity accounted in the second half of the year.

The sale of the remaining 29% stake in Highveld to Evraz was completed in April 2007.

Projects

In July, a 49% stake in the MMX Minas-Rio iron ore project in Brazil was acquired for an effective price of $1.15 billion plus a potential payment of up to $600 million if certain criteria are met. On 17 January 2008, Anglo American announced that it had entered into a period of exclusive discussions with the controlling shareholder of MMX Mineração e Metálicos S.A. (MMX) to acquire a 63.6% shareholding in a new company ("Newco") which will be demerged from MMX and will own MMX's current 51% interest in the Minas-Rio iron ore project and 70% interest in the Amapá iron ore mine. After the acquisition of the 63.6% stake, Anglo American will offer to purchase the Newco shares held by the minority shareholders of Newco at the same price per share, for a total of approximately $5.5 billion on a 100% basis or approximately $361.12 per Newco share (assuming one Newco share for each current MMX share), as well as royalty payments to MMX beginning in 2025 for the Minas-Rio project and 2023 for the Amapá mine.

In October 2007, the $754 million, 13 Mtpa Sishen Expansion Project commenced commercial production, with ramp up to full design capacity expected to be achieved in 2009.

The Sishen South Project, which involves the development of a new opencast operation some 70 kilometres south of Sishen mine, is currently being considered for development. A decision to proceed with this 9 Mtpa new mine is imminent, and is dependent on finalising logistical arrangements and the granting of mining rights. A pre-feasibility study on a further expansion at Sishen mine of 10 Mtpa by beneficiating lower grade resources is due to be completed during 2008.

The $183 million GEMCO expansion project in Australia's Northern Territory is on target to increase the company's annual manganese ore production capacity from 3.0 dry metric tonne units (dmtu) to 4.0 dmtu by the first half of 2009.

Outlook

Global demand for steel is expected to remain strong through 2008, underpinning demand for iron ore and manganese products. 2008 also promises to be a year of healthy steel production growth, with year on year global output forecast to rise by 6.8%. With iron ore producers struggling to bring on new capacity, China and other major steel producing regions remain under-supplied. As a result, the annual iron ore price increase with effect from 1 April 2008 is expected to be significant.

Demand for manganese ore and alloy is forecast to remain firm which, together with supply constraints in manganese ore, should result in the record ore prices seen in the latter part of 2007 continuing well into 2008. Manganese alloy prices will be supported by higher iron ore and other production costs. Scaw Metal's volumes in the South African market are expected to grow, driven by infrastructural expansion and construction and mining industry activity.

Demand for Scaw's products is forecast to remain strong, driven by mining demand and infrastructure growth. Increasing input costs will, however, place further pressure on margins.

COAL

$ million (unless otherwise stated)	**Year ended 31 Dec 2007**	Year ended 31 Dec 2006[1]
Operating profit	**614**	862
South Africa	**414**	380
Australia	**9**	279
South America	**227**	227
Projects and corporate	**(36)**	(24)
EBITDA	**882**	1,082
Net operating assets	**3,984**	2,870
Capital expenditure	**1,052**	782
Share of Group operating profit	**6%**	10%
Share of Group net operating assets	**15%**	13%

[1] In 2007, Yang Quarry was reclassified from Industrial Minerals to Coal to align with internal management reporting. As such, the comparative data has been reclassified.

Anglo Coal's operating profit decreased by 29% to $614 million. This was mainly brought about by a disappointing performance from Australian operations, where port and rail infrastructure constraints across the industry, lower sales prices and a 11% appreciation of the local currency against the US dollar, resulted in significantly lower earnings.

During the period under review, Anglo Coal Australia has recorded an impairment of $153 million against certain Australian operations to reflect the latest commercial and operational conditions relating to those operations.

Markets

An increase in global thermal coal demand, buoyed by the influential Indian and Chinese markets and coupled with periods of significant supply disruptions in key producing countries, resulted in a particularly strong market in the second half of 2007. In addition to the supply fundamentals, competing energy oil and gas prices further supported the renaissance of coal. Recently, thermal coal price indices have set new historical highs.

In Australia, 2007 opened with a strengthened market for thermal coal on the back of strong Asia Pacific demand, particularly from China, which experienced a reduction in export tonnage and a rise in domestic prices. Continued port congestion at Newcastle throughout the year and storm and flood events kept supply tight and further strengthened the export thermal market. Prices steadily increased throughout the year and are likely to remain high into 2008. Export performance from South Africa and Colombia was steady.

Metallurgical coal prices turned lower at the start of the year in the wake of the high 2006 prices that were driven by increasing global steel demand. However, supply constraints from Australia's congested Dalrymple Bay port, declining Russian exports, and China's net importer status, resulted in a steady price increase from April, with prices remaining high at year end.

As most sales in respect of both thermal and metallurgical coal are concluded for delivery some months hence, the full value of the rising market will only be felt next year.

Operating performance

Operating profit from South African sourced coal was 9% higher at $414 million, mainly because of a 10% rise in export prices and despite a decrease of nearly 1% in export sales volumes.

Production was maintained at around 59 Mt with a reduction of 0.6 Mt for the trade mines being offset by a modest increase from Eskom and domestic production. Total sales, however, declined by just over 1% to 58.7 Mt, mainly because export sales volumes were below 2006 due to poor rail performance, adverse weather conditions at the Richards Bay Coal Terminal, together with some production issues.

Capital expenditure was $150 million higher than in 2006, the Mafube Macro and New Vaal MacWest projects being the primary contributors of the significant increase in expansionary capital expenditure of $121 million.

Operating profit from the Australia operation fell to $9 million. This was primarily due to lower realised prices, unfavourable exchange rate and higher port demurrage charges. Port and rail infrastructure constraints limited the ability to then offset through volume increases.

Delays in the port and rail infrastructure programme have affected the operations. Significantly, high value metallurgical coal capacity allocation was reduced by 2.7 Mt, on a 100% basis, and material additional costs were suffered owing to lengthening port queues. Mitigating actions have included building stockpiles, adjusting production profiles, securing coal sales via alternative routes, rescheduling high rate vessels and renegotiating demurrage rates. Thermal coal prices strengthened by 7% over 2006, however, the 2007 coking coal settlement was below the high levels of 2006.

Operational performance improvements were limited by infrastructure constraints for all export mines except Dawson. The Dawson expansion project will ramp up production to achieve design rates by the end of 2008. It incurred an operating loss during 2007 following transitional issues and a change in the mine plan.

The Grasstree project at Capcoal became operational in 2007 and delivered an increase in volumes over 2006. The full benefits of this could not be realised owing to the port constraints and operating shifts were reduced here and at existing operations. The Lake Lindsay project to expand operations at Capcoal will be completed in late 2008.

Operating profit from South America was in line with 2006 at $227 million. Coal sales at Cerrejón increased by 4% to 29.8 Mt as the expansion project to 32 Mtpa progressed, however operating costs also rose as a result of the appreciation of the Colombian peso and high fuel prices. In Venezuela, sales volumes at Carbones del Guasare were marginally ahead of 2006.

The 66%-held Peace River Coal operation in Canada began producing high quality coking coal from the Trend Mine at the end of 2007.

Projects

In South Africa, the $505 million Zondagsfontein project has been approved, expected to deliver 6.6 Mtpa from 2010. The $292 million development of the Mafube Macro project is progressing well, with plant commissioning commencing in mid-December 2007. Mafube will supply coal to Eskom and to the export market and it is anticipated that the mine will increase thermal coal production by a total of 5.4 Mtpa, the attributable share being 2.7 Mtpa.

In Australia, the expansion of the Dawson Complex to increase production by 5.7 Mtpa (100%) is operational and ramping up to full design capacity and is expected to achieve design rates by the end of 2008. At Capcoal, the Lake Lindsay development is progressing with estimated completion during the second half of 2008. The additional production from both Dawson and Lake Lindsay will increase coal production at these mines by approximately 9.7 Mtpa. In addition to the current developments, Anglo Coal is reviewing a number

of studies for key future development prospects including Moranbah South, Grosvenor, Dartbrook and Saddlers Creek.

In Colombia, the approved expansion at Cerrejón to 32 Mtpa is on schedule and should be achieved in 2008. Feasibility studies are currently under way reviewing possibilities of expanding the Cerrejón operation beyond 32 Mtpa.

Outlook

The increasing demand for thermal coal from China continues to demonstrate coal's strategic importance within the global energy mix. Compared to oil and gas, coal's security of supply from widely distributed reserves make it one of the world's most reliable energy sources. This together with the development and implementation of clean coal technologies will, over time, provide coal the opportunity to make a significant contribution towards satisfying future global energy demand while addressing environmental concerns.

In South Africa, the rand/dollar exchange rate and coal prices will continue to be the two main variables in 2008. Export spot coal prices have doubled over the past six months, reaching record highs. Globally, the high demand for electricity and increased economic activity are expected to continue into 2008, which will have a positive impact on earnings.

In Australia, port and rail expansions and related constraints are set to continue in 2008. Alternative sales routes have been secured, enabling the large stockpiles built in 2007 to be reduced. Infrastructure related supply constraints will result in a return to higher prices in the current contract negotiations for delivery later in 2008. Growth from projects will deliver higher volumes in 2008.

DIAMONDS

$ million (unless otherwise stated)	**Year ended 31 Dec 2007**	**Year ended 31 Dec 2006**
Share of associate's operating profit	**484**	**463**
EBITDA	**587**	**541**
Group's aggregate investment in De Beers	**1,802**	**2,062**
Share of Group operating profit	**5%**	**5%**

The Group's share of operating profit from De Beers increased by 5% to $484 million. Earnings from joint ventures were higher than in 2006 and there was a modest rise in diamond prices in 2007, although the weakening of the dollar in the second half of the year had an impact on costs and margins. Diamond sales were lower than prior year, resulting from diminishing supplies of rough diamonds to Diamond Trading Company International (DTCI) from the Russian state producer Alrosa.

Underlying earnings at De Beers were higher than prior year, principally reflecting an increased share of earnings from joint ventures and a tax refund to De Beers Consolidated Mines Limited (DBCM), which offset lower preference share income arising as a result of the June 2006 redemptions and higher minorities due to the Ponahalo BEE transaction which was completed in April 2006.

In the US, a preliminary agreement was reached in March 2006 with all of the plaintiffs, which resolved all outstanding class actions in the US and settlement funds were paid into an escrow account pending conclusion of the settlement process. The matter is proceeding according to the timetable of the Court and De Beers anticipates that a Fairness Hearing will occur in the first half of 2008.

The Court of First Instance in Luxembourg announced in July 2007 that it had annulled the European Commission's decision to accept commitments offered by De Beers to cease all purchase of rough diamonds

from Alrosa from 1 January 2009. De Beers will continue to purchase goods from Alrosa, up to the agreed levels and within the proposed timeframe set out in the prior commitments.

De Beers was informed by the South African Department of Minerals and Energy (DME) on 4 February 2008 that it has granted a New Order Mining Right in respect of the Venetia mine, to be executed in March. De Beers has already been granted New Order Mining Rights for Voorspoed and Cullinan and conversions for Namaqualand, Kimberley and Finsch mines are being processed by the DME.

De Beers has made an impairment charge of $965 million ($434 million attributable) against its Canadian assets. This non-cash valuation adjustment has been brought about by the strengthening of the Canadian dollar against the US dollar, revised long term crude oil prices, labour cost pressures and the effect of capital expenditure overruns at Snap Lake.

Markets

Early estimates indicate that the all important Thanksgiving to Christmas period in the US has seen sales of jewellery, including diamond jewellery, underperform against analysts' and retailers' expectations – despite a surge in the week before Christmas – with the result that sales are likely to have declined in comparison with prior years.

Retail experts point to the 2007 holiday season having started well, but consumers reduced spending amid financial concerns in the worsening economic environment, resulting in soft sales across the board, particularly for diamond jewellery. The majority of chains also reported lacklustre sales, with Tiffany, a benchmark for higher end branded jewellers, reporting negative sales growth in the US for November and December. Notwithstanding this, diamond jewellery sales growth was positive in the US for the first three quarters of 2007 and it is likely that full year results will show positive growth, though in low single digits.

Operating performance

In 2007, De Beers production was 51.1 million carats, maintaining the record production achieved in 2006. Output from the South African operations increased by 3% to 15.0 million carats mainly due to improvements made to the diamond recovering process at Venetia mine which increased carats recovered by 9% . Output in Namibia rose by 4% to 2.2 million carats, reflecting increased production from off-shore operations. This offset a 2% decline in production from Debswana to 33.6 million carats. The industrial diamond arm, Element Six, continued to expand and recorded sales growth of 18% and organic growth of 10%.

Projects

Snap Lake in the Northwest Territories of Canada was brought into production in the fourth quarter of 2007. The mine is currently being commissioned, full production of 1.6 million carats per year is expected to be achieved during 2008. By mid-2008, the Victor mine in Ontario is planned to enter production – expected to be 0.6 million carats of high quality diamonds per year.

In Botswana, Debswana is reviewing expansion opportunities, the most significant of which is for Jwaneng which will result in open-pit operations until 2022, after which the transition to underground mining is planned. In mid-2007, the mv *Peace in Africa*, De Beers' latest marine mining vessel, started operations off South Africa's Atlantic coastline. It is expected to yield approximately 0.2 million carats per year. Also in South Africa, the Voorspoed mine in the Free State is scheduled to commence production in the fourth quarter of 2008, reaching full production in 2009. Voorspoed is expected to produce 0.7 million carats per year.

Outlook

The outlook for 2008 is tempered by uncertainty over global economic growth. The economic conditions in the US could continue to impact consumer diamond jewellery sales through the first half, particularly at the lower

end. Nevertheless, strong demand from China, India and the Middle East is expected, sustaining pricing for larger and better quality diamonds.

Looking beyond 2008, De Beers is confident about the diamond market fundamentals. With strong growth in the emerging markets of China, India and Russia, demand should exceed new supply with the opportunity for future price growth. In this environment, De Beers continues to focus on transforming itself to ensure it remains the leading company in an increasingly competitive diamond industry.

INDUSTRIAL MINERALS

$ million (unless otherwise stated)	Year ended 31 Dec 2007	Year ended 31 Dec 2006[1]
Operating profit	**474**	317
EBITDA	**732**	539
Net operating assets	**4,509**	4,185
Capital expenditure	**274**	279
Share of Group operating profit	**5%**	4%
Share of Group net operating assets	**17%**	20%

[1] In 2007, Copebrás and Yang Quarry were reclassified from Industrial Minerals to Base Metals and Coal respectively to align with internal management reporting. As such, the comparative data has been reclassified.

In 2007, Tarmac's operating profit climbed by 38% (excluding benefit from exchange rate movements) to $474 million. Although the year was characterised by high cost pressures and volatile energy prices in a tight and highly competitive market, disciplined margin management, procurement initiatives and healthy demand from certain sectors had a major positive bearing on results. In the UK, operating profits grew by 41%, with sales growing ahead of the market. At Tarmac International, operating profits were 32% higher, benefiting from milder weather and buoyant markets in France, Poland and the Czech Republic.

Markets

The construction industry has experienced challenging market conditions over the past few years, and some weakness could continue, particularly with roads and housing. The volatility of energy prices and the impact on cement and distribution costs will also continue to affect the industry.

Operating performance

The year was marked by a range of initiatives to drive and unlock further shareholder value from the current portfolio of businesses.

Overall, within the UK market, volumes in aggregates and concrete products were in line with growth in the construction markets, with lower demand in housing and roads being offset by improved demand in the commercial and infrastructure sectors.

In the UK Aggregate Products business, operating profits were 21% up on 2006, mainly as a consequence of the business being well placed to capitalise on benign markets as well as successful cost saving initiatives aimed at ensuring aggregates and asphalt deliveries come from the lowest cost source available.

The UK Building Products business saw operating profits climb by 27%. Its commercial strategy was focused around offering customers comprehensive building solutions. Cement achieved a record turnover in 2007, driven by increased output from new plant in a favourable market environment. Project Gryphon, for example, involved a thorough review of the operational and commercial structure of Buxton Lime and Cement, a process that is now largely complete, with the consequent improvements expected to contribute $10 million of additional cost savings during the period 2008 to 2010.

Tarmac International's higher operating profits were partially offset by market weaknesses and high cost pressures in Spain and Romania. The year witnessed a re-balancing of the company's international activities, with a $20 million expansion programme in growth areas such as Dubai and the benefits coming through in 2007 from the disposal of non-core or under performing businesses in 2006.

Outlook

A three year business plan is now in place that will deliver performance gains through to 2010, driven by efficiency improvements and targeted capital expenditure. In the UK, a predicted downturn in the housing markets and low investment levels in road building are expected to have a modest effect in the short term. The outlook for non-residential and civil construction is stable, with further demand support in the London area from the 2012 Olympics and other major infrastructure projects such as the widening of the M25 and the potential Crossrail east-west rail link. Internationally, Tarmac has a presence in attractive markets with strong fundamentals and compelling growth prospects. At a time when industrial minerals are in high demand, Tarmac has access to substantial reserves (3.2 billion tonnes of quarry reserves worldwide) and has direct and stable routes to end markets.

DISCONTINUED OPERATIONS

ANGLOGOLD ASHANTI

$ million	Year ended 31 Dec 2007	Year ended 31 Dec 2006
Share of associate's operating profit [1]	**202**	467
EBITDA	**401**	843

[1] The results for 2007 are reported as an associate up to 2 October 2007. After this date the remaining investment is accounted for as a financial asset investment. The results for 2006 are reported as a subsidiary up to 20 April 2006 and thereafter as an associate at 42% attributable.

Attributable operating profit from AngloGold Ashanti of $202 million represented a 57% decrease against the prior year. The decrease is due to the Group accounting for AngloGold Ashanti as an associate until 2 October 2007, when the Group sold 67.1 million shares in AngloGold Ashanti which reduced the Group's shareholding from 41.6% to 17.3%, as well as four months of contribution as a subsidiary in 2006. The Group's shareholding in AngloGold Ashanti was 16.6% at 31 December 2007. The remaining investment is accounted for as a financial asset investment. The AngloGold Ashanti business is presented in the Group's financial statements as a discontinued operation.

PAPER AND PACKAGING

$ million	Year ended 31 Dec 2007	Year ended 31 Dec 2006
Operating profit [1]	**324**	477
Mondi Packaging	**195**	287
Mondi Business Paper	**105**	130
Other	**24**	60
EBITDA	**560**	923

[1] On 2 July 2007, the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders. The results for 2007 are reported up to the date of demerger.

Attributable operating profit from Paper and Packaging of $324m represented a 32% decrease against the prior year. The decrease was due to the demerger of the Paper and Packaging business from the Group by

way of a dividend in specie on 2 July 2007. The results for the year ended 31 December 2007 are therefore reported up to the date of demerger.

For the six months to the date of demerger, Mondi experienced a substantial improvement in performance compared to the same period in the prior year, with operating profit up 53% to $324 million. There was a significant pick-up in the trading environment, particularly in Mondi Packaging, with price increases across all major paper grades. Mondi Business Paper also benefited from better operability of the PM31 paper machine in Merebank, South Africa, complemented by modest increases in uncoated woodfree paper pricing. These positive developments were partially offset by significant cost inflation in fibre costs as a result of Chinese fibre demand and alternative uses for wood in Europe.

Consolidated income statement
for the year ended 31 December 2007

US$ million	Note	Before special items and remeasurements 2007	Special items and remeasurements (note 6) 2007	2007	Before special items and remeasurements 2006 [1]	Special items and remeasurements (note 6) 2006 [1]	2006 [1]
Group revenue	3	25,470	–	25,470	24,991	–	24,991
Total operating costs		(16,952)	(246)	(17,198)	(16,943)	(406)	(17,349)
Operating profit from subsidiaries and joint ventures	3	8,518	(246)	8,272	8,048	(406)	7,642
Net profit on disposals	6	–	460	460	–	265	265
Share of net income from associates	3	640	(443)	197	463	144	607
Total profit from operations and associates	3	9,158	(229)	8,929	8,511	3	8,514
Investment income		684	58	742	559	50	609
Interest expense		(821)	(29)	(850)	(669)	(11)	(680)
Net finance costs	7	(137)	29	(108)	(110)	39	(71)
Profit before tax		9,021	(200)	8,821	8,401	42	8,443
Income tax (expense)/income	8	(2,676)	(17)	(2,693)	(2,598)	80	(2,518)
Profit for the financial year – continuing operations		6,345	(217)	6,128	5,803	122	5,925
Profit for the financial year – discontinued operations	14	318	1,726	2,044	593	404	997
Profit for the financial year – total Group		6,663	1,509	8,172	6,396	526	6,922
Attributable to (continuing operations):							
Minority interests		868	(34)	834	784	(8)	776
Equity shareholders of the Company	4	5,477	(183)	5,294	5,019	130	5,149
Attributable to (discontinued operations):							
Minority interests		34	–	34	141	(181)	(40)
Equity shareholders of the Company	4	284	1,726	2,010	452	585	1,037
Attributable to (total Group):							
Minority interests		902	(34)	868	925	(189)	736
Equity shareholders of the Company	4	5,761	1,543	7,304	5,471	715	6,186
Earnings per share (US$)							
Basic – continuing operations	9			4.04			3.51
Basic – discontinued operations	9			1.54			0.70
Basic – total Group	9			5.58			4.21
Diluted – continuing operations	9			3.99			3.43
Diluted – discontinued operations	9			1.51			0.69
Diluted – total Group	9			5.50			4.12
Dividends							
Proposed ordinary dividend per share (US cents)				88			75
Proposed ordinary dividend (US$ million)				1,031			1,107
Ordinary dividends paid during the year per share (US cents)				113			95
Ordinary dividends paid during the year (US$ million)				1,527			1,391
Dividend in specie				3,718			–
Special dividends paid during the year per share (US cents)				–			100
Special dividends paid during the year (US$ million)				–			1,448

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

Underlying earnings and underlying earnings per share are set out in note 9.

Consolidated balance sheet
as at 31 December 2007

US$ million	Note	2007	2006
Intangible assets		**1,666**	2,134
Tangible assets		**23,534**	23,498
Biological assets		**3**	324
Environmental rehabilitation trusts		**252**	197
Investments in associates		**3,341**	4,780
Financial asset investments		**4,780**	1,973
Deferred tax assets		**474**	372
Other non-current assets		**102**	173
Total non-current assets		**34,042**	33,451
Inventories		**2,344**	2,974
Trade and other receivables		**3,731**	5,312
Current tax assets		**223**	225
Other current financial assets (derivatives)		**535**	329
Cash and cash equivalents	12	**3,129**	3,004
Total current assets		**9,962**	11,844
Assets classified as held for sale	17	**758**	1,188
Total assets		**44,762**	46,483
Trade and other payables		**(3,950)**	(5,040)
Short term borrowings	12	**(5,895)**	(2,028)
Short term provisions		**(142)**	(62)
Current tax liabilities		**(992)**	(1,453)
Other current financial liabilities (derivatives)		**(501)**	(216)
Total current liabilities		**(11,480)**	(8,799)
Medium and long term borrowings	12	**(2,404)**	(4,220)
Retirement benefit obligations		**(444)**	(775)
Other financial liabilities (derivatives)		**(85)**	(304)
Deferred tax liabilities		**(4,650)**	(3,687)
Provisions for liabilities and charges		**(1,082)**	(1,024)
Total non-current liabilities		**(8,665)**	(10,010)
Liabilities directly associated with assets classified as held for sale	17	**(287)**	(547)
Total liabilities		**(20,432)**	(19,356)
Net assets		**24,330**	27,127
Equity			
Called-up share capital	11	**738**	771
Share premium account	11	**2,713**	2,713
Other reserves	11	**3,155**	1,049
Retained earnings	11	**15,855**	19,738
Equity attributable to equity shareholders of the Company		**22,461**	24,271
Minority interests	11	**1,869**	2,856
Total equity		**24,330**	27,127

The financial statements were approved by the Board of directors on 19 February 2008.

Cynthia Carroll
Chief executive

René Médori
Finance director

Consolidated cash flow statement
for the year ended 31 December 2007

US$ million	Note	2007	2006[1]
Cash inflows from continuing operations	12	**9,375**	9,012
Dividends from associates		**275**	241
Dividends from financial asset investments		**36**	10
Income tax paid		**(2,886)**	(1,926)
Net cash inflows from operating activities – continuing operations		**6,800**	7,337
Net cash inflows from operating activities – discontinued operations		**464**	973
Net cash inflows from operating activities – total Group		**7,264**	8,310
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash and cash equivalents acquired	15	**(772)**	(142)
Investment in associates		**(1)**	(8)
Investment in joint ventures	15	**(1,114)**	(7)
Purchase of tangible assets	10	**(3,931)**	(2,909)
Investment in biological assets	10	**(1)**	(1)
Purchase of financial asset investments		**(47)**	(40)
External loans granted		**(108)**	–
Loans granted to related parties		**–**	(65)
Interest received and other investment income		**228**	193
Disposal of subsidiaries, net of cash and cash equivalents disposed	16	**110**	786
Sale of interests in associates		**–**	40
Repayment of loans and capital from associates		**119**	394
Proceeds from disposal of tangible assets		**111**	100
Proceeds from sale of financial asset investments		**601**	72
Other investing activities		**(31)**	(33)
Net cash used in investing activities – continuing operations		**(4,836)**	(1,620)
Net cash inflows from/(used in) investing activities – discontinued operations		**2,575**	(185)
Net cash used in investing activities – total Group		**(2,261)**	(1,805)
Cash flows from financing activities			
Issue of shares by subsidiaries to minority interests		**29**	73
Sale of treasury shares to employees		**134**	259
Purchase of treasury shares		**(6,217)**	(3,922)
Interest paid		**(483)**	(294)
Dividends paid to minority interests		**(728)**	(311)
Dividends paid to Company shareholders		**(1,538)**	(2,888)
Receipt of short term borrowings		**2,780**	421
Receipt of medium and long term borrowings		**341**	267
Capital element of finance leases		**–**	(16)
Other financing activities		**21**	51
Net cash used in financing activities – continuing operations		**(5,661)**	(6,360)
Net cash inflows from/(used in) financing activities – discontinued operations		**692**	(315)
Net cash used in financing activities – total Group		**(4,969)**	(6,675)
Net increase/(decrease) in cash and cash equivalents		**34**	(170)
Cash and cash equivalents at start of year	12	**2,980**	3,319
Cash movements in the year		**34**	(170)
Effects of changes in foreign exchange rates		**60**	(169)
Cash and cash equivalents at end of year	12	**3,074**	2,980

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations

Consolidated statement of recognised income and expense for the year ended 31 December 2007

US$ million	2007	2006
Net gains on revaluation of available for sale investments	**2,326**	492
Net gains on revaluation of available for sale investments – associates	**10**	–
Impairment of available for sale investments	**–**	(13)
Loss on cash flow hedges	**(286)**	(502)
Loss on cash flow hedges – associates	**(41)**	(117)
Exchange losses on translation of foreign operations	**(303)**	(439)
Actuarial net (losses)/gains on post retirement benefit schemes	**(37)**	102
Actuarial net (losses)/gains on post retirement benefit schemes – associates	**(6)**	3
Deferred tax	**(123)**	60
Net income/(expense) recognised directly in equity	**1,540**	(414)
Transferred to income statement: sale of available for sale investments	**(298)**	(27)
Transferred to income statement: impairment of available for sale investments	**–**	13
Transferred to income statement: cash flow hedges	**315**	148
Transferred to income statement: exchange differences on disposal of foreign operations	**337**	9
Tax on items transferred from equity	**3**	(33)
Total transferred to equity	**357**	110
Profit for the year	**8,172**	6,922
Total recognised income and expense for the year[1]	**10,069**	6,618
Attributable to:		
Minority interests	**844**	603
Equity shareholders of the Company	**9,225**	6,015

[1] Total recognised income and expense for the year of $2,026 million (2006: $987 million) relates to discontinued operations

Reconciliation from EBITDA to cash inflows from continuing operations for the year ended 31 December 2007

US$ million	2007	2006[1]
EBITDA – continuing operations[2]	**11,171**	10,431
Share of operating profit of associates before special items and remeasurements	**(1,072)**	(840)
Underlying depreciation and amortisation in associates	**(183)**	(129)
Share-based payment charges	**138**	182
Fair value gains before special items and remeasurements	**(12)**	(13)
Additional pension contributions	**–**	(188)
Provisions	**77**	14
Increase in inventories	**(352)**	(299)
Increase in operating receivables	**(389)**	(602)
Increase in operating payables	**53**	511
Other adjustments	**(56)**	(55)
Cash inflows from continuing operations	**9,375**	9,012

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

[2] EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates:

US$ million	2007	2006[1]
Operating profit including associates' operating profit before special items and remeasurements – continuing operations[3]	**9,590**	8,888
Depreciation and amortisation		
Subsidiaries and joint ventures	**1,398**	1,414
Associates	**183**	129
EBITDA – continuing operations	**11,171**	10,431

[3] 'Operating profit including associates' operating profit before special items and remeasurements' is reconciled to 'Profit for the financial year' in note 3.

Notes to the financial information

1. General information

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered following the Company's annual general meeting convened for Tuesday 15 April 2008. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

2. Basis of preparation

Whilst the preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations adopted for use by the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Group will publish full financial statements that comply with IFRS in March 2008. The financial statements have been prepared under the historical cost convention as modified by the recording of pension assets and liabilities and the revaluation of biological assets and certain financial instruments.

The accounting policies applied are consistent with those adopted and disclosed in the Group's annual financial statements for the year ended 31 December 2006, with the exception of adopting the revision to IAS 23 *Borrowing Costs*. This did not have any impact on the Group.

On 2 July 2007 the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders.

On 2 October 2007 the Group sold 67.1 million shares in AngloGold Ashanti Limited which reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment.

Both of these operations are considered discontinued and therefore the prior period Consolidated income statement and Consolidated cash flow statement have been adjusted in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

3. Segmental information

Based on risks and returns the directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

The analysis of associates' revenue by business segment is provided here for completeness and consistency.

In 2007 Copebrás and Yang Quarry have been reclassified from Industrial Minerals to Base Metals, and from Industrial Minerals to Coal, respectively. This is to align with internal management reporting. As such, the comparative data has been reclassified.

Discontinued operations comprise the Paper and Packaging and Gold segments. The Paper and Packaging segment was demerged from the Group on 2 July 2007 and following a partial disposal on 2 October 2007 (which reduced the Group's shareholding from 41.6% to 17.3%) the Group ceased to equity account for the Gold segment. The results for discontinued operations are disclosed in note 14.

3. Segmental Information (continued)

Primary reporting format – by business segment

US$ million	Segment revenue 2007	Segment revenue 2006[2]	Segment result before special items and remeasurements[1] 2007	Segment result before special items and remeasurements[1] 2006[2]	Segment result after special items and remeasurements[1] 2007	Segment result after special items and remeasurements[1] 2006[2]
Subsidiaries and joint ventures						
Platinum	**6,673**	5,766	**2,635**	2,337	**2,635**	2,337
Coal	**2,880**	2,757	**365**	605	**224**	452
Base Metals	**7,129**	6,534	**4,338**	3,897	**4,338**	3,905
Ferrous Metals and Industries	**4,207**	5,973	**1,155**	1,303	**1,158**	1,324
Industrial Minerals	**4,581**	3,961	**474**	315	**407**	46
Exploration	**–**	–	**(157)**	(132)	**(157)**	(132)
Corporate Activities	**–**	–	**(292)**	(277)	**(333)**	(290)
Total subsidiaries and joint ventures – continuing operations	**25,470**[3]	24,991[3]	**8,518**	8,048	**8,272**	7,642
Revenue and net income from associates						
Platinum	**116**	95	**38**	40	**38**	40
Diamonds	**3,076**	3,148	**223**	199	**(229)**	337
Coal	**694**	607	**190**	185	**190**	185
Ferrous Metals and Industries	**1,193**	546	**189**	38	**198**	44
Industrial Minerals	**10**	17	**–**	1	**–**	1
Total associates – continuing operations	**5,089**	4,413	**640**	463	**197**	607
Total Group operations including net income from associates – continuing operations	**30,559**	29,404	**9,158**	8,511	**8,469**	8,249
Net profit on disposals – continuing operations					**460**	265
Total profit from operations and associates – continuing operations					**8,929**	8,514

[1] Segment result is defined as being segment revenue less segment expense, that is operating profit. In addition 'Share of net income from associates' is shown by segment. There are no material inter-segment transfers or transactions that would affect the segment result. Special items and remeasurements are set out in note 6

[2] Comparatives have been adjusted to exclude amounts relating to discontinued operations

[3] This represents segment revenue, the Group's share of associates' revenue figures are provided for additional information

The table above represents continuing operations only, as disclosed in the income statement. Total Group revenue including share of revenue from associates and revenue from discontinued operations is $35,674 million (2006: $38,637 million) being $30,559 million (2006: $29,404 million) from continuing operations and $5,115 million (2006: $9,233 million) from discontinued operations. See note 14 for summarised segmental disclosures relating to discontinued operations.

3. Segmental Information (continued)

Primary reporting format – by business segment (continued)

For information, a segmental analysis of associates' operating profit is set out below to show operating profit for the Group's continuing operations including associates.

US$ million	Operating profit before special items and remeasurements[1] 2007	Operating profit before special items and remeasurements[1] 2006[2]	Operating profit after special items and remeasurements[1] 2007	Operating profit after special items and remeasurements[1] 2006[2]
Total subsidiaries and joint ventures – continuing operations	**8,518**	8,048	**8,272**	7,642
Associates				
Platinum	**62**	61	**62**	61
Diamonds	**484**	463	**19**	446
Coal	**249**	257	**249**	257
Ferrous Metals and Industries	**277**	57	**277**	57
Industrial Minerals	**–**	2	**–**	2
Total associates – continuing operations	**1,072**	840	**607**	823
Total Group operations including operating profit from associates – continuing operations	**9,590**	8,888	**8,879**	8,465

[1] Associates' operating profit is reconciled to 'Share of net income from associates' as follows

US$ million	2007	2006[2]
Operating profit from associates before special items and remeasurements – continuing operations	**1,072**	840
Operating special items and remeasurements	**(465)**	(17)
Operating profit from associates after special items and remeasurements – continuing operations	**607**	823
Net profit on disposals	**24**	182
Net finance costs (before remeasurements)	**(85)**	(70)
Financing remeasurements	**(4)**	1
Income tax expense (after special items and remeasurements)	**(303)**	(300)
Minority interests (after special items and remeasurements)	**(42)**	(29)
Share of net income from associates – continuing operations	**197**	607

[2] Comparatives have been adjusted to exclude amounts relating to discontinued operations

3. Segmental information (continued)

Primary reporting format – by business segment (continued)

The segment result and associates' operating profit before special items and remeasurements, as shown in the previous table, is reconciled to 'Profit for the financial year' as follows:

US$ million	2007	2006[1]
Operating profit, including associates, before special items and remeasurements – continuing operations	**9,590**	8,888
Operating special items and remeasurements:		
Subsidiaries and joint ventures	**(246)**	(406)
Coal	**(141)**	(153)
Base Metals	**–**	8
Ferrous Metals and Industries	**3**	21
Industrial Minerals	**(67)**	(269)
Corporate Activities	**(41)**	(13)
Associates	**(465)**	(17)
Diamonds	**(465)**	(17)
Operating profit, including associates, after special items and remeasurements – continuing operations	**8,879**	8,465
Net profit on disposals		
Subsidiaries and joint ventures	**460**	265
Associates	**24**	182
Associates' net finance costs	**(85)**	(70)
Associates' financing remeasurements	**(4)**	1
Associates' income tax expense	**(305)**	(278)
Associates' tax on special items and remeasurements	**2**	(22)
Associates' minority interests	**(42)**	(29)
Total profit from operations and associates – continuing operations	**8,929**	8,514
Net finance costs before special items and remeasurements	**(137)**	(110)
Financing special items	**–**	(4)
Financing remeasurements	**29**	43
Profit before tax – continuing operations	**8,821**	8,443
Income tax expense	**(2,693)**	(2,518)
Profit for the financial year – continuing operations	**6,128**	5,925

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

3. Segmental information (continued)

Primary reporting format – by business segment (continued)

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets[1]		Segment liabilities[2]		Net segment assets		Capital expenditure[3]	
US$ million	2007	2006	2007	2006	2007	2006	2007	2006
Platinum	**9,926**	7,721	**(692)**	(643)	**9,234**	7,078	**2,512**	935
Coal	**4,987**	3,661	**(1,003)**	(791)	**3,984**	2,870	**1,052**	791
Base Metals	**5,897**	5,291	**(908)**	(692)	**4,989**	4,599	**582**	315
Ferrous Metals and Industries	**4,517**	3,529	**(530)**	(733)	**3,987**	2,796	**2,412**	660
Industrial Minerals	**5,370**	5,080	**(861)**	(895)	**4,509**	4,185	**352**	383
Exploration	**1**	1	**–**	(2)	**1**	(1)	**–**	–
Corporate Activities	**225**	200	**(346)**	(404)	**(121)**	(204)	**44**	29
Continuing operations	**30,923**	25,483	**(4,340)**	(4,160)	**26,583**	21,323	**6,954**	3,113
Gold	**–**	–	**–**	–	**–**	–	**–**	196
Paper and Packaging	**–**	8,113	**–**	(1,094)	**–**	7,019	**198**	704
Discontinued operations	**–**	8,113	**–**	(1,094)	**–**	7,019	**198**	900
Total Group	**30,923**	33,596	**(4,340)**	(5,254)	**26,583**	28,342	**7,152**	4,013
Unallocated								
Investments in associates	**3,341**	4,780	**–**	–	**3,341**	4,780		
Financial asset investments	**4,780**	1,973	**–**	–	**4,780**	1,973		
Deferred tax assets/(liabilities)	**474**	372	**(4,650)**	(3,687)	**(4,176)**	(3,315)		
Cash and cash equivalents	**3,129**	3,004	**–**	–	**3,129**	3,004		
Other financial assets/(liabilities) – derivatives	**535**	329	**(586)**	(520)	**(51)**	(191)		
Other non-operating assets/ (liabilities)	**1,580**	2,429	**(2,264)**	(3,308)	**(684)**	(879)		
Other provisions	**–**	–	**(293)**	(339)	**(293)**	(339)		
Borrowings	**–**	–	**(8,299)**	(6,248)	**(8,299)**	(6,248)		
Net assets	**44,762**	46,483	**(20,432)**	(19,356)	**24,330**	27,127		

[1] Segment assets at 31 December 2007 are operating assets and consist of tangible assets of $23,534 million (2006: $23,498 million), intangible assets of $1,556 million (2006: $2,134 million), biological assets of $3 million (2006: $324 million), environmental rehabilitation trusts of $252 million (2006: $197 million), inventories of $2,344 million (2006: $2,974 million), pension and post retirement healthcare assets of $52 million (2006: $110 million) and operating receivables of $3,182 million (2006: $4,359 million).

[2] Segment liabilities at 31 December 2007 are operating liabilities and consist of non-interest bearing current liabilities of $2,965 million (2006: $3,732 million), restoration and decommissioning provisions of $931 million (2006: $747 million) and retirement benefit obligations of $444 million (2006: $775 million).

[3] Capital expenditure reflects cash payments and accruals in respect of additions to tangible assets of $4,129 million (2006: $3,702 million), intangible assets of $9 million (2006: $9 million) and additions resulting from acquisitions through business combinations of $3,014 million (2006: $302 million).

3. Segmental Information (continued)

Primary reporting format – by business segment (continued)

Other primary segment items included in the income statement are as follows:

US$ million	Depreciation and amortisation 2007	Depreciation and amortisation 2006	(Impairments)/reversal[1][2] 2007	(Impairments)/reversal[1][2] 2006	Other non-cash expense[3] 2007	Other non-cash expense[3] 2006
Platinum	456	444	–	–	8[4]	72
Coal	221	173	(153)	(143)	42	27
Base Metals	344	357	–	–	94	124
Ferrous Metals and Industries	100	199	–	11	48	37
Industrial Minerals	258	224	(43)	(255)	56	20
Exploration	–	–	–	–	–	2
Corporate Activities	20	17	–	(13)	45	40
Continuing operations	1,398	1,414	(196)	(400)	292	322
Gold	–	183	–	–	32	12
Paper and Packaging	234	439	(5)	(100)	12	21
Discontinued operations	234	622	(5)	(100)	44	33
Total Group	1,632	2,036	(201)	(500)	336	355

[1] See operating special items in note 6
[2] Amounts include negative goodwill in 2006
[3] Other non-cash expenses include share-based payment charges and charges in respect of environmental rehabilitation provisions and other provisions
[4] Includes the reversal of a share-based payment over provision of $30 million relating to prior periods

Secondary reporting format – by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is as follows. The geographical analysis of the Group's attributable revenue from associates is provided for completeness and consistency.

US$ million	Revenue 2007	Revenue 2006[1]
Subsidiaries and joint ventures		
South Africa	4,014	4,767
Rest of Africa	178	276
Europe	10,718	9,142
North America	1,686	1,817
South America	2,545	2,797
Australia and Asia	6,329	6,192
Total subsidiaries and joint ventures – continuing operations	25,470	24,991
Associates		
South Africa	796	467
Rest of Africa	82	40
Europe	1,498	1,532
North America	520	421
South America	52	41
Australia and Asia	2,141	1,912
Total associates – continuing operations	5,089	4,413
Total Group operations including associates – continuing operations	30,559	29,404

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

3. Segmental Information (continued)

Secondary reporting format – by geographical segment (continued)

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located, is as follows:

US$ million	Segment assets 2007	Segment assets 2006	Segment liabilities 2007	Segment liabilities 2006	Net segment assets 2007	Net segment assets 2006	Capital expenditure 2007	Capital expenditure 2006
South Africa	13,879	14,144	(1,661)	(2,056)	12,218	12,088	3,303	1,935
Rest of Africa	526	732	(32)	(82)	494	650	64	75
Europe	5,658	11,208	(1,057)	(1,858)	4,601	9,350	526	927
North America	465	388	(106)	(108)	359	280	161	202
South America	7,212	4,594	(935)	(646)	6,277	3,948	2,436	301
Australia and Asia	3,183	2,530	(549)	(504)	2,634	2,026	672	573
	30,923	33,596	(4,340)	(5,254)	26,583	28,342	7,152	4,013

Additional disclosure of secondary segmental information by origin (including attributable revenue and operating profit from associates) is as follows:

US$ million	Revenue 2007	Revenue 2006[2]	Operating profit/(loss) before special items and remeasurements[1] 2007	Operating profit/(loss) before special items and remeasurements[1] 2006[2]	Operating profit/(loss) after special items and remeasurements[1] 2007	Operating profit/(loss) after special items and remeasurements[1] 2006[2]
Subsidiaries and joint ventures						
South Africa	12,003	11,693	4,043	3,692	4,044	3,704
Rest of Africa	540	417	351	213	351	214
Europe	4,996	5,395	425	476	320	193
North America	230	185	30	29	31	43
South America	6,234	5,687	3,697	3,389	3,697	3,389
Australia and Asia	1,468	1,614	(28)	249	(171)	99
Total subsidiaries and joint ventures – continuing operations	25,470	24,991	3,518	8,048	8,272	7,642
Associates						
South Africa	1,374	943	248	162	222	170
Rest of Africa	2,160	2,094	342	295	342	295
Europe	872	469	88	98	88	98
North America	63	38	17	25	(422)	–
South America	96	542	198	190	198	190
Australia and Asia	524	327	179	70	179	70
Total associates – continuing operations	5,089	4,413	1,072	840	607	823
Total Group operations including associates – continuing operations	30,559	29,404	9,590	8,888	8,879	8,465

[1] Special items and remeasurements are set out in note 6
[2] Comparatives have been adjusted to exclude amounts relating to discontinued operations

4. Profit for the financial year

The table below analyses the contribution of each business segment to the Group's operating profit including operating profit from associates for the financial year and its underlying earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from 'Profit for the financial year' to 'Underlying earnings for the financial year' is given in note 9.

In 2007 Copebrás and Yang Quarry have been reclassified from Industrial Minerals to Base Metals and from Industrial Minerals to Coal, respectively. This is to align with internal management reporting. The comparative data has been reclassified.

Group operating profit including operating profit from associates is reconciled to 'Underlying earnings' and 'Profit for the financial year attributable to equity shareholders of the Company' in the table below:

US$ million	Operating profit/(loss) before special items and remeasurements[1]	Operating profit/(loss) after special items and remeasurements	Operating special items and remeasurements[2]	Net profit on disposals[2]	Financing special items and remeasurements[2]	Net interest, tax and minority interests	2007 Total
By business segment							
Platinum	2,697	2,697	–	–	–	(1,398)	1,299
Diamonds	484	19	465	–	–	(245)	239
Coal	614	473	141	–	–	(124)	490
Base Metals	4,338	4,338	–	–	–	(1,238)	3,100
Ferrous Metals and Industries	1,432	1,435	(3)	–	–	(827)	605
Industrial Minerals	474	407	67	–	–	(90)	384
Exploration	(157)	(157)	–	–	–	12	(145)
Corporate Activities	(292)	(333)	41	–	–	(203)	(495)
Total/Underlying earnings – continuing operations	9,590	8,879	711	–	–	(4,113)	5,477
Underlying earnings adjustments – continuing operations			(711)	484	25	19	(183)
Profit for the financial year attributable to equity shareholders of the Company – continuing operations							5,294
Total/Underlying earnings – discontinued operations	526	291	235	–	–	(242)	284
Underlying earnings adjustments – discontinued operations			(235)	2,086	13	(138)	1,726
Profit for the financial year attributable to equity shareholders of the Company – discontinued operations							2,010
Total/Underlying earnings – total Group	10,116	9,170	946	–	–	(4,355)	5,761
Underlying earnings adjustments – total Group			(946)	2,570	38	(119)	1,543
Profit for the financial year attributable to equity shareholders of the Company – total Group							7,304

[1] Operating profit includes associates' operating profit which is reconciled to 'Share of net income from associates' in note 3
[2] Special items and remeasurements are set out in note 6.

4. Profit for the financial year (continued)

US$ million	Operating profit/(loss) before special items and remeasurements[1]	Operating profit/(loss) after special items and remeasurements	Operating special items and remeasurements[2]	Net profit on disposals[2]	Financing special items and remeasurements[2]	Net interest, tax and minority interests	2006 Total
By business segment							
Platinum	2,398	2,398	–	–	–	(1,133)	1,265
Diamonds	463	446	17	–	–	(236)	227
Coal	862	709	153	–	–	(225)	637
Base Metals	3,897	3,905	(8)	–	–	(1,242)	2,655
Ferrous Metals and Industries	1,360	1,381	(21)	–	–	(777)	583
Industrial Minerals	317	48	269	–	–	(56)	261
Exploration	(132)	(132)	–	–	–	19	(113)
Corporate Activities	(277)	(290)	13	–	–	(219)	(496)
Total/Underlying earnings – continuing operations	8,888	8,465	423	–	–	(3,869)	5,019
Underlying earnings adjustments – continuing operations			(423)	447	40	66	130
Profit for the financial year attributable to equity shareholders of the Company – continuing operations							5,149
Total/Underlying earnings – discontinued operations	944	376	568	–	–	(492)	452
Underlying earnings adjustments – discontinued operations			(568)	920	(14)	247	585
Profit for the financial year attributable to equity shareholders of the Company – discontinued operations							1,037
Total/Underlying earnings – total Group	9,832	8,841	991	–	–	(4,361)	5,471
Underlying earnings adjustments – total Group			(991)	1,367	26	313	715
Profit for the financial year attributable to equity shareholders of the Company – total Group							6,186

[1] Operating profit includes associates' operating profit which is reconciled to 'Share of net income from associates' in note 3.
[2] Special items and remeasurements are set out in note 6.

5. Exploration expenditure

US$ million	2007	2006
By business segment		
Platinum	36	30
Coal	32	24
Base Metals	77	53
Ferrous Metals and Industries	12	9
Gold	–	16
	157	132

6. Special items and remeasurements

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the year's results and require separate disclosure in accordance with IAS 1 *Presentation of financial statements* paragraph 86. Special items that relate to the operating performance of the Group are classified as operating special items and include impairment charges and reversals and other exceptional items, including significant legal provisions. Non-operating special items include profits and losses on disposals of investments and businesses.

Remeasurements comprise other items which the Group believes should be reported separately to aid an understanding of the underlying performance of the Group. This category includes (i) unrealised gains and losses on 'non-hedge' derivative instruments open at year end (in respect of future transactions) and the reversal of the historical marked to market value of such instruments settled in the year. The full realised gains or losses are recorded in underlying earnings in the same year as the underlying transaction for which such instruments provide an economic, but not formally designated, hedge and (ii) foreign exchange gains and losses arising on the retranslation of dollar denominated De Beers preference shares held by a rand functional currency subsidiary of the Group. Remeasurements are defined as operating, non-operating or financing according to the nature of the underlying exposure.

Subsidiaries and joint ventures' special items and remeasurements

Operating special items

US$ million	2007	2006
Impairment of Coal Australia assets	**(153)**	–
Costs associated with proposed sale of Tarmac	**(55)**	–
Impairment of Tarmac assets and restructuring costs	**(43)**	(250)
Impairment of Yang Quarry	**–**	(28)
Impairment and closure costs of Dartbrook	**–**	(125)
Other	**–**	(21)
Total operating special items – continuing operations	**(251)**	(424)
Tax	**60**	88
Minority interests	**–**	1
Net total attributable to equity shareholders of the Company – continuing operations	**(191)**	(335)

Operating special items relate principally to impairment, restructuring and closure costs.

Anglo Coal has recorded an impairment of $153 million against certain Australian operations to reflect the latest commercial and operational conditions relating to those operations. The impairment brings the carrying value in line with value in use. Value in use was determined using discounted cash flow models (with a discount rate of 6%).

6. Special items and remeasurements (continued)

Operating remeasurements

US$ million	2007	2006
Unrealised net gains on non-hedge derivatives	**5**	18
Tax	**(1)**	–
Net total attributable to equity shareholders of the Company – continuing operations	**4**	18

Profits and (losses) on disposals

US$ million	2007	2006
Part disposal of Exxaro (formerly Kumba Resources)	**234**	–
Disposal of remaining interest in Highveld[1]	**140**	301
Part disposal of AngloGold Ashanti	**67**	–
Tongaat-Hulett and Hulamin BBBEE transactions[1]	**(68)**	–
Tarmac land sales	**25**	–
Disposal of Boschendal Phase II	**21**	–
Part disposal of Kumba non-iron ore[1]	**–**	(52)
Bakgatla-Ba-Kgafela BEE transaction[1]	**–**	(84)
Part disposal of Western Areas	**–**	31
Disposal of mineral rights – Anglo American Brazil	**–**	14
Disposal of interests in Eyesizwe	**–**	17
Disposal of Ferroveld joint venture	**–**	13
Other	**41**	25
Net profit on disposals – continuing operations[2]	**460**	265
Tax	**(71)**	(8)
Minority interests	**34**	7
Net total attributable to equity shareholders of the Company – continuing operations	**423**	264

[1] See disposals and demerger of subsidiaries and businesses note 16
[2] Includes associated IFRS 2 charges on BBBEE and BEE transactions of $68 million (2006 $34 million)

In April 2007, the Group sold 19.0 million shares in Exxaro, generating a profit on disposal of $68 million. A number of the shares sold were subject to an option granted by the Group to Exxaro, whereby Exxaro could buy back 10.0 million shares at a discount to market value. The remaining shares were sold at a market related price. On 5 and 6 September 2007, the Group sold a further 29.5 million shares, generating a total profit on disposal of Exxaro shares for the year of $234 million.

In May 2007, the Group disposed of the remaining 29.2% shareholding in Highveld to the Evraz Group SA for $238 million. As such the Group has recorded a profit on disposal of $140 million.

On 25 October 2007, the Group sold 2.0 million shares in AngloGold Ashanti, generating a profit on disposal of $67 million. At 31 December 2007, the Group's shareholding in AngloGold Ashanti was 16.6%. Details of the sale of AngloGold Ashanti shares on 2 October 2007 (which reduced the Group's shareholding in AngloGold Ashanti from 41.6% to 17.3%) are included in note 16.

The introduction of BBBEE credentials into the Tongaat-Hulett Group and Hulamin resulted in the recognition of a $68 million associated share-based payment charge which arose on the transaction.

6. Special items and remeasurements (continued)

Financing special items

US$ million	2007	2006
Financing special items	–	(4)
Net total attributable to equity shareholders of the Company – continuing operations	**–**	(4)

Financing remeasurements

US$ million	2007	2006
Foreign exchange (loss)/gain on De Beers preference shares	**(3)**	40
Unrealised net gains on non-hedge derivatives	**32**	3
Total financing remeasurements – continuing operations	**29**	43
Tax	**(5)**	–
Net total attributable to equity shareholders of the Company – continuing operations	**24**	43

The Group holds US dollar preference shares issued by De Beers which are held in a rand functional currency subsidiary of the Group. These shares are classified as financial asset investments and are retranslated at each period end. As a result, a loss of $3 million (2006: $40 million gain) has been included in financing remeasurements.

Total special items and remeasurements – continuing operations

US$ million	2007	2006
Total special items and remeasurements before tax and minority interests – continuing operations	**243**	(102)
Tax	**(17)**	80
Minority interests	**34**	8
Net total special items and remeasurements attributable to equity shareholders of the Company – continuing operations	**260**	(14)

6. Special items and remeasurements (continued)

Associates' special items and remeasurements

Associates' operating special items and remeasurements

US$ million	2007	2006
Impairment of De Beers' Canadian assets	**(434)**	–
Share of De Beers' restructuring costs	**(15)**	–
Share of De Beers' class action payment and related costs	**(5)**	(25)
Unrealised net (losses)/gains on non-hedge derivatives	**(3)**	17
Other impairments	**(8)**	(9)
Operating special items and remeasurements – continuing operations	**(465)**	(17)

In accordance with an amended valuation methodology, De Beers now conducts impairment reviews at a producing country level. This has been necessitated by changes in the distribution model whereby a proportion of De Beers' sales are now conducted in those producing countries.

Due to a combination of the strengthening of the Canadian dollar against the US dollar during 2007, revised long term crude oil prices, labour cost pressures and the effect of previously reported capital expenditure overruns at Snap Lake, De Beers has recorded an impairment of $965 million (attributable share $434 million) in respect of its Canadian asset portfolio. The impairment brings the carrying value of the Canadian asset portfolio in line with fair value (less costs to sell), determined using discounted cash flow techniques.

Associates' profits on disposals

US$ million	2007	2006
Disposal of interests in Acerinox	**12**	–
Disposal of interest in Gope Exploration Company	**8**	–
Gain on partial sale of De Beers Consolidated Mines	**–**	103
Disposal of Fort à la Corne	**–**	69
Other	**4**	10
Net profit on disposals – continuing operations	**24**	182

During the year Samancor Holdings disposed of its shareholding in Acerinox, generating a gain of $12 million. On 16 April 2007, De Beers concluded an agreement of sale in respect of its interest in Gope Exploration Company which resulted in a profit on disposal of $17 million (attributable share $8 million).

Associates' financing remeasurements

US$ million	2007	2006
Unrealised net (losses)/gains on non-hedge derivatives	**(4)**	1
Total financing remeasurements – continuing operations	**(4)**	1

Total associates' special items and remeasurements – continuing operations

US$ million	2007	2006
Total associates' special items and remeasurements before tax and minority interests – continuing operations	**(445)**	166
Tax	**2**	(22)
Net total associates' special items and remeasurements – continuing operations	**(443)**	144

6. Special items and remeasurements (continued)

Operating special items and remeasurements – continuing operations

US$ million	2007	2006
Operating special items	**(251)**	(424)
Operating remeasurements	**5**	18
Total operating special items and remeasurements (excluding associates) – continuing operations	**(246)**	(406)
Associates' operating special items	**(462)**	(34)
Associates' operating remeasurements	**(3)**	17
Total associates' operating special items and remeasurements – continuing operations	**(465)**	(17)
Total operating special items and remeasurements (including associates) – continuing operations	**(711)**	(423)
Operating special items (including associates)	**(713)**	(458)
Operating remeasurements (including associates)	**2**	35
Total operating special items and remeasurements (including associates) – continuing operations	**(711)**	(423)

The above tables relate to continuing operations only. Refer to note 14 for an analysis of special items and remeasurements for discontinued operations.

7. Net finance costs

Finance costs and exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings. Fair value gains/(losses) on derivatives, presented below, include the mark to market value changes of interest rate and currency derivatives designated as fair value hedges, net of fair value changes in the associated hedged risk; and fair value changes of non-hedge derivatives of non-operating items.

US$ million	Before special items and remeasurements 2007	After special items and remeasurements 2007	Before special items and remeasurements 2006[1]	After special items and remeasurements 2006[1]
Investment Income				
Interest and other financial income	**323**	**323**	266	266
Expected return on defined benefit arrangements	**257**	**257**	234	234
Foreign exchange gains	**68**	**68**	38	78
Dividend income from financial asset investments	**36**	**36**	13	13
Fair value gains on derivatives	**–**	**34**	–	10
Other fair value gains	**–**	**24**	8	8
Total investment income – continuing operations	**684**	**742**	559	609
Interest expense				
Amortisation discount relating to provisions	**(36)**	**(36)**	(30)	(30)
Interest and other finance expense	**(565)**	**(565)**	(378)	(378)
Unwinding of discount on convertible bonds	**–**	**–**	(4)	(4)
Interest on defined benefit arrangements	**(229)**	**(229)**	(226)	(226)
Foreign exchange losses	**(9)**	**(12)**	(19)	(20)
Dividend on redeemable preference shares	**(9)**	**(9)**	(22)	(22)
Fair value losses on derivatives	**(1)**	**(22)**	(2)	(8)
Other fair value losses	**(14)**	**(19)**	–	(4)
	(863)	**(892)**	(681)	(692)
Less: interest capitalised	**42**	**42**	12	12
Total interest expense – continuing operations	**(821)**	**(850)**	(669)	(680)
Net finance costs – continuing operations	**(137)**	**(108)**	(110)	(71)

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations

The weighted average interest rate applicable to interest on general borrowings capitalised for continuing operations was 11.4% (2006: 7.8%). Financing special items and remeasurements are set out in note 6.

8. Tax on profit on ordinary activities

a) Analysis of charge for the year from continuing operations

US$ million	2007	2006[1]
United Kingdom corporation tax at 30%	**146**	37
South Africa tax	**830**	878
Other overseas tax	**1,258**	1,403
Current tax (excluding tax on special items and remeasurements)	**2,233**	2,318
Total deferred tax (excluding tax on special items and remeasurements)	**443**	280
Total tax (excluding tax on special items and remeasurements)	**2,676**	2,598
Tax on special items and remeasurements	**17**	(80)
Total tax charge – continuing operations	**2,693**	2,518

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

b) Factors affecting tax charge for the year

The effective tax rate for the year of 30.5% (2006: 29.8%) is marginally higher than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

US$ million	2007	2006[1]
Profit on ordinary activities before tax – continuing operations	**8,821**	8,443
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 30%	**2,646**	2,533
Tax effect of share of net income from associates	**(59)**	(182)
Tax effects of:		
Expenses not deductible for tax purposes		
Operating special items and remeasurements	**15**	34
Exploration expenditure	**19**	17
Other non-deductible expenses	**85**	86
Non-taxable income		
Profits and losses on disposals and financing remeasurements	**(71)**	(83)
Other non-taxable income	**(41)**	(48)
Temporary difference adjustments		
Changes in tax rates	**12**	–
Movements in tax losses	**13**	(86)
Enhanced tax depreciation	**(91)**	–
Other temporary differences	**(14)**	(9)
Other adjustments		
South African secondary tax on companies	**175**	227
Effect of differences between local and UK rates	**(48)**	69
Other adjustments	**62**	(40)
Tax charge for the year – continuing operations	**2,693**	2,518

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is therefore not included within the Group's total tax charge. Associates' tax included within 'Share of net *income from* associates' for the year ended 31 December 2007 is $303 million (2006: $300 million). Excluding special items and remeasurements this becomes *$305 million* (2006: $278 million).

The effective rate of tax before special items and remeasurements including share of associates' tax for the year ended 31 December 2007 was 31.8%. This was a decrease from the equivalent effective rate of 33.0% in the year ended 31 December 2006. The main reasons for this net decrease are reduced levels of tax on distributions, changes in statutory tax rates, prior year adjustments and the availability of enhanced tax depreciation on certain assets. In future periods it is expected that the effective tax rate, including associates' tax, will remain at or above the UK statutory tax rate.

9. Earnings per share

US$	2007 Continuing operations	2007 Discontinued operations	2007 Total Group	2006 Continuing operations	2006 Discontinued operations	2006 Total Group
Profit for the financial year attributable to equity shareholders of the Company						
Basic earnings per share	**4.04**	**1.54**	**5.58**	3.51	0.70	4.21
Diluted earnings per share	**3.99**	**1.51**	**5.50**	3.43	0.69	4.12
Headline earnings for the financial year[1]						
Basic earnings per share	**4.10**	**0.08**	**4.18**	3.42	0.15	3.57[2]
Diluted earnings per share	**4.04**	**0.08**	**4.12**	3.34	0.15	3.49[2]
Underlying earnings for the financial year[1]						
Basic earnings per share	**4.18**	**0.22**	**4.40**	3.42	0.31	3.73
Diluted earnings per share	**4.13**	**0.21**	**4.34**	3.34	0.30	3.64

[1] Basic and diluted earnings per share are shown based on headline earnings, which is a Johannesburg Stock Exchange Limited defined performance measure and underlying earnings, which the directors believe to be a useful additional measure of the Group's performance. Both earnings measures are further explained below.
[2] Comparatives have been adjusted to comply with revised guidance on headline earnings

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	2007 Continuing operations	2007 Discontinued operations	2007 Total Group	2006 Continuing operations	2006 Discontinued operations	2006 Total Group
Earnings						
Basic earnings, being profit for the financial year attributable to equity shareholders of the Company	**5,294**	**2,010**	**7,304**	5,149	1,037	6,186
Effect of dilutive potential ordinary shares						
Interest on convertible bonds (net of tax)	**-**	**-**	**-**	4	-	4
Unwinding of discount on convertible bonds (net of tax)	**-**	**-**	**-**	3	-	3
Diluted earnings	**5,294**	**2,010**	**7,304**	5,156	1,037	6,193
Number of shares (million)						
Basic number of ordinary shares outstanding[1]			**1,309**			1,468
Effect of dilutive potential ordinary shares[2]						
Share options			**18**			23
Convertible bonds			**-**			13
Diluted number of ordinary shares outstanding[1]			**1,327**			1,504

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the year. The average number of ordinary shares in issue excludes the shares held by the employee benefit trusts and other Anglo American shares held by the Group.
[2] Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares. All outstanding share options and awards are potentially dilutive and have been included in the calculation of diluted earnings per share. No instruments are anti-dilutive for the year ended 31 December 2007 (2006: nil).

The weighted average number of ordinary shares and accordingly earnings per share of the Group have been impacted by the Anglo American share consolidation from 2 July 2007, when 100 existing Anglo American ordinary shares were exchanged for 91 new Anglo American ordinary shares.

'Underlying earnings' is an alternative earnings measure, which the directors believe provides a clearer *picture of the* underlying financial performance of the Group's operations. Underlying earnings is presented after minority interests and excludes *special items and* remeasurements (see note 6). Underlying earnings is distinct from 'Headline earnings', which is a Johannesburg Stock Exchange Limited defined performance measure.

9. Earnings per share (continued)

The calculation of basic and diluted earnings per share for continuing operations, based on headline and underlying earnings for continuing operations, uses the following earnings data:

	Earnings (US$ million)		Basic earnings per share (US$)	
Continuing operations	2007	2006[1]	2007	2006[1]
Profit for the financial year attributable to equity shareholders of the Company – continuing operations	**5,294**	5,149	**4.04**	3.51
Operating special items	**196**	409	**0.15**	0.28
Operating special items – tax	**(54)**	(86)	**(0.04)**	(0.06)
Operating special items – minority interests	**–**	(1)	**–**	–
Financing special items	**–**	4	**–**	–
Net profit on disposals[2]	**(528)**	(299)	**(0.40)**	(0.20)
Net profit on disposals – tax	**71**	8	**0.05**	–
Net profit on disposals – minority interests	**(34)**	(7)	**(0.02)**	–
Associates' special items	**418**	(182)	**0.32**	(0.12)
Associates' special items – tax	**–**	22	**–**	0.01
Headline earnings for the financial year – continuing operations	**5,363**	5,017	**4.10**	3.42
Operating special items[3]	**55**	15	**0.04**	0.01
Operating special items – tax	**(6)**	(2)	**–**	–
Operating remeasurements	**(5)**	(18)	**–**	(0.01)
Operating remeasurements – tax	**1**	–	**–**	–
Financing remeasurements	**(29)**	(43)	**(0.02)**	(0.03)
Financing remeasurements – tax	**5**	–	**–**	–
Associates' remeasurements	**7**	(18)	**–**	(0.01)
Associates' special items[4]	**20**	34	**0.01**	0.02
Associates' special items – tax	**(2)**	–	**–**	–
IFRS 2 charges on BBBEE and BEE transactions	**68**	34	**0.05**	0.02
Underlying earnings for the financial year – continuing operations	**5,477**	5,019	**4.18**	3.42

[1] Comparatives have been reclassified to comply with revised guidance on headline earnings
[2] Excluding associated IFRS 2 charges on BBBEE and BEE transactions
[3] Includes costs associated with proposed sale of Tarmac and restructuring costs
[4] Includes restructuring costs and legal settlements

The calculation of basic and diluted earnings per share for discontinued operations, based on headline and underlying earnings for discontinued operations, uses the following earnings data:

	Earnings (US$ million)		Basic earnings per share (US$)	
Discontinued operations	2007	2006	2007	2006
Profit for the financial year attributable to equity shareholders of the Company – discontinued operations	**2,010**	1,037	**1.54**	0.70
Operating special items	**13**	100	**0.01**	0.07
Operating special items – tax	**(2)**	(26)	**–**	(0.02)
Operating special items – minority interests	**–**	(1)	**–**	–
Financing special items	**2**	–	**–**	–
Financing special items – tax	**(8)**	–	**(0.01)**	–
Net profit on disposals	**(2,079)**	(903)	**(1.59)**	(0.62)
Net profit on disposals – tax	**165**	24	**0.13**	0.02
Associates' special items	**1**	(13)	**–**	–
Associates' special items – tax	**2**	3	**–**	–
Headline earnings for the financial year – discontinued operations	**104**	221	**0.08**	0.15
Operating remeasurements	**(3)**	362	**–**	0.25
Operating remeasurements – tax	**1**	(42)	**–**	(0.03)
Operating remeasurements – minority interests	**–**	(159)	**–**	(0.11)
Financing remeasurements	**(2)**	39	**–**	0.03
Financing remeasurements – tax	**–**	1	**–**	–
Financing remeasurements – minority interests	**–**	(21)	**–**	(0.01)
Associates' remeasurements	**204**	77	**0.16**	0.05
Associates' remeasurements – tax	**(20)**	(26)	**(0.02)**	(0.02)
Underlying earnings for the financial year – discontinued operations	**284**	452	**0.22**	0.31

10. Capital expenditure on tangible assets and biological assets

US$ million	2007	2006
Platinum	**1,479**	923
Coal	**1,052**	782
Base Metals	**610**	315
Ferrous Metals and Industries	**470**	581
Industrial Minerals	**274**	279
Other	**46**	29
Purchase of tangible assets – continuing operations	**3,931**	2,909
Investment in biological assets	**1**	1
Capital expenditure on tangible assets and biological assets – continuing operations	**3,932**	2,910
Gold	**–**	196
Paper and Packaging	**186**	581
Purchase of tangible assets – discontinued operations	**186**	777
Investment in biological assets	**26**	63
Capital expenditure on tangible assets and biological assets – discontinued operations	**212**	840
Capital expenditure on tangible assets and biological assets – total Group	**4,144**	3,750

Capital expenditure shown above comprises cash expenditure on tangible assets and biological assets. Segmental capital expenditure shown in note 3 also includes accruals and expenditure on acquisitions and intangible assets and capitalised interest, but excludes expenditure on biological assets.

11. Reconciliation of changes in equity

US$ million	Total share capital[1]	Retained earnings	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
	Attributable to equity shareholders of the Company						
Balance at 1 January 2006	2,384	19,907	155	339	836	3,957	27,578
Total recognised income and expense	–	6,256	–	(377)	136	603	6,618
Dividends paid	–	(2,839)	–	–	–	–	(2,839)
Dividends paid to minority interests	–	–		–	–	(383)	(383)
Shares issued and reclassification on conversion of bond	1,100	–	–	–	(32)	–	1,068
Convertible debt reserve transfer to retained earnings	–	109	–	–	(109)	–	–
Acquisition and disposal of businesses	–	–	–	–	–	(1,454)	(1,454)
Issue of shares to minority interests	–	–	–	–	–	37	37
Share buybacks	–	(3,951)	–	–	–	–	(3,951)
Purchase of shares for share schemes	–	(19)	–	–	–	–	(19)
Current tax on exercised employee share awards	–	34	–	–	–	–	34
Share-based payment charges on equity settled schemes	–	–	94	–	–	14	108
Issue of shares under employee share schemes	–	286	(31)	–	–	–	255
IFRS 2 charges arising on BBBEE and BEE transactions	–	28	–	–	–	6	34
Transfer between legal reserve and retained earnings	–	(3)	–	–	3	–	–
Revaluation reserve arising from acquisition of minority interests	–	–	–	–	(4)	–	(4)
Conversion of Anglo Platinum's preference shares	–	(62)	–	–	–	62	–
Tax charge directly to equity relating to transactions with shareholders	–	(8)	–	–	–	(3)	(11)
Tax credit on transactions with equity holders	–	–	29	–	10	–	39
Other	–	–	–	–	–	17	17
Balance at 1 January 2007	3,484	19,738	247	(38)	840	2,856	27,127
Total recognised income and expense	–	7,276	–	58	1,891	844	10,069
Dividends paid	–	(1,527)	–	–	–	–	(1,527)
Dividends paid to minority interests	–	–	–	–	–	(757)	(757)
Dividend in specie relating to Mondi demerger	–	(3,718)	–	–	–	–	(3,718)
Acquisition, disposal and demerger of businesses	–	41	(45)	–	112	(1,196)	(1,088)
Issue of shares to minority interests	–	–	–	–	–	28	28
Share buybacks	–	(6,167)	–	–	–	–	(6,167)
Purchase of shares for share schemes	–	(23)	–	–	–	–	(23)
Share-based payment charges on equity settled schemes	–	–	156	–	–	–	156
Issue of shares under employee share schemes	–	131	(94)	–	–	–	37
Current tax on exercised employee share awards	–	23	–	–	–	–	23
Group reinvestment of dividends in Anglo Platinum	–	–	–	–	–	86	86
Minority conversion of Anglo Platinum's preference shares	–	45	–	–	–	(45)	–
Exercise of share options in Anglo Platinum	–	–	–	–	–	51	51
Cancellation of treasury shares	(33)	–	–	–	33	–	–
IFRS 2 charges arising on BBBEE and BEE transactions	–	33	–	–	–	35	68
Other	–	3	(2)	–	(3)	(33)	(35)
Balance at 31 December 2007	**3,451**	**15,855**	**262**	**20**	**2,873**	**1,869**	**24,330**

[1] Total share capital comprises called-up share capital $738 million (2006: $771 million) and the share premium account $2,713 million (2006: $2,713 million).

11. Reconciliation of changes in equity (continued)

Fair value and other reserves comprise:

US$ million	Convertible debt reserve	Available for sale reserve	Cash flow hedge reserve	Other reserves[1]	Total fair value and other reserves
Balance at 1 January 2006	131	54	(121)	772	836
Total recognised income and expense	–	437	(301)	–	136
Reclassification on conversion of bond	(32)	–	–	–	(32)
Convertible debt reserve transfer to retained earnings	(109)	–	–	–	(109)
Transfer between legal reserve and retained earnings	–	–	–	3	3
Revaluation reserve arising from acquisition of minority interests	–	–	–	(4)	(4)
Tax credit on transactions with equity holders	10	–	–	–	10
Balance at 1 January 2007	–	491	(422)	771	840
Total recognised income and expense	–	1,889	2	–	1,891
Acquisition, disposal and demerger of businesses	–	(7)	116	3	112
Cancellation of treasury shares	–	–	–	33	33
Other	–	–	–	(3)	(3)
Balance at 31 December 2007	–	**2,373**	**(304)**	**804**	**2,873**

[1] Other reserves comprise $689 million (2006: $693 million) legal reserve and $115 million (2006: $82 million) capital redemption reserve. In 2006, these balances were partially offset by a negative revaluation reserve of $4 million

12. Consolidated cash flow analysis

a) Reconciliation of profit before tax to cash inflows from continuing operations

US$ million	2007	2006[1]
Profit before tax – continuing operations	**8,821**	8,443
Depreciation and amortisation	**1,398**	1,414
Share-based payment charges	**138**	182
Special items and remeasurements of subsidiaries and joint ventures	**(243)**	102
Net finance costs before remeasurements	**137**	110
Fair value gains before special items and remeasurements	**(12)**	(13)
Share of net income from associates	**(197)**	(607)
Additional pension contributions	**–**	(188)
Provisions	**77**	14
Increase in inventories	**(352)**	(299)
Increase in operating receivables	**(389)**	(602)
Increase in operating payables	**63**	511
Other adjustments	**(56)**	(55)
Cash inflows from continuing operations	**9,375**	9,012

[1] Comparatives have been adjusted to exclude amounts relating to discontinued operations.

12. Consolidated cash flow analysis (continued)

b) Reconciliation to the balance sheet

US$ million	Cash and cash equivalents 2007	Cash and cash equivalents 2006	Short term borrowings[1] 2007	Short term borrowings[1] 2006	Medium and long term borrowings 2007	Medium and long term borrowings 2006
Balance sheet	**3,129**	3,004	**(5,895)**	(2,028)	**(2,404)**	(4,220)
Balance sheet – Disposal groups[2]	**–**	63	**(31)**	(135)	**–**	(8)
Bank overdrafts	**(17)**	(87)	**17**	87	**–**	–
Bank overdrafts – Disposal groups[2]	**(38)**	–	**–**	–	**–**	–
Net debt classifications	**3,074**	2,980	**(5,909)**	(2,076)	**(2,404)**	(4,228)

[1] Short term borrowings on the balance sheet include overdrafts which are included within cash and cash equivalents for net debt
[2] Disposal group balances are shown as 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale' on the balance sheet

c) Movement in net debt

US$ million	Cash and cash equivalents[1]	Debt due within one year	Debt due after one year	Current financial asset investments	Net debt excluding hedges	Hedges[2]	Total net debt including hedges
Balance at 1 January 2006	3,319	(1,965)	(6,363)	16	(4,993)	13	(4,980)
Cash flow[3]	(170)	(193)	(374)	(5)	(742)	–	(742)
Acquisition and disposal of businesses[4]	–	224	1,480	(1)	1,703	–	1,703
Conversion to equity	–	311	757	–	1,068	–	1,068
Unwinding of discount on convertible debt	–	–	(13)	–	(13)	–	(13)
Reclassifications	–	(509)	438	–	(71)	–	(71)
Movement in fair value	–	–	5	–	5	180	185
Other non-cash movements	–	6	(13)	(14)	(21)	–	(21)
Currency movements	(169)	50	(145)	4	(260)	–	(260)
Balance at 1 January 2007	2,980	(2,076)	(4,228)	–	(3,324)	193	(3,131)
Cash flow[3]	34	(2,618)	(1,334)	–	(3,918)	–	(3,918)
Acquisition, disposal and demerger of businesses	–	468	1,858	–	2,326	–	2,326
Reclassifications	–	(1,394)	1,420	–	26	–	26
Movement in fair value	–	(7)	10	–	3	195	198
Other non-cash movements	–	–	18	–	18	–	18
Currency movements	60	(282)	(148)	–	(370)	–	(370)
Balance at 31 December 2007	**3,074**	**(5,909)**	**(2,404)**	**–**	**(5,239)**	**388**	**(4,851)**

[1] The Group operates in certain countries (principally South Africa and Venezuela) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations
[2] Derivative instruments that provide an economic hedge of assets and liabilities in net debt are included above to reflect the true net debt position of the Group at the year end. This consists of net current derivative assets of $396 million (2006: $6 million) and net non-current derivative liabilities of $8 million (2006: $187 million net assets) and are classified within other financial assets and liabilities on the balance sheet
[3] Cash flow on debt due within one year includes repayments of $162 million which relate to discontinued operations (2006: $228 million). Similarly, cash flow on debt due after one year includes receipts of $993 million (2006: $107 million) which relate to discontinued operations
[4] Includes net debt of $1,917 million which was transferred to 'Investments in associates'.

13. EBITDA by business segment

US$ million	2007	2006
By business segment		
Platinum	**3,156**	2,845
Diamonds	**587**	541
Coal[1]	**882**	1,082
Base Metals[1]	**4,683**	4,255
Ferrous Metals and Industries	**1,561**	1,560
Industrial Minerals[1]	**732**	539
Exploration	**(157)**	(132)
Corporate Activities	**(272)**	(259)
EBITDA – continuing operations	**11,171**	10,431
EBITDA – discontinued operations	**961**	1,766
EBITDA – total Group	**12,132**	12,197

[1] In 2007 Copebrás and Yang Quarry have been reclassified from Industrial Minerals to Base Metals, and from Industrial Minerals to Coal respectively. This is to align with internal management reporting. The comparative data has been reclassified accordingly.

EBITDA is stated before special items and remeasurements and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	2007	2006
Total profit from operations and associates	**8,929**	8,514
Operating special items and remeasurements (including associates)	**711**	423
Net profit on disposals (including associates)	**(484)**	(447)
Associates' financing remeasurements	**4**	(1)
Depreciation and amortisation: subsidiaries and joint ventures	**1,398**	1,414
Share of associates' interest, tax, depreciation, amortisation and minority interests	**613**	528
EBITDA – continuing operations	**11,171**	10,431
EBITDA – discontinued operations	**961**	1,766
EBITDA – total Group	**12,132**	12,197

14. Discontinued operations

On 2 July 2007 the Paper and Packaging business was demerged from the Group by way of a dividend in specie paid to shareholders.

On 2 October 2007 the Group sold 67.1 million shares in AngloGold Ashanti Limited which reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment.

Both of these operations are considered discontinued.

14. Discontinued operations (continued)

The results of the discontinued businesses are shown below:

US$ million	Before special items and remeasurements 2007	Before special items and remeasurements 2006	Special items and remeasurements 2007	Special items and remeasurements 2006	2007	2006
Revenue	**4,062**	8,081	**–**	–	**4,062**	8,081
Total operating costs	**(3,741)**	(7,387)	**(10)**	(462)	**(3,751)**	(7,849)
Operating profit from subsidiaries and joint ventures – discontinued operations	**321**	694	**(10)**	(462)	**311**	232
Net profit on disposals	**–**	–	**119**	903	**119**	903
Share of net income from associates	**97**	119	**(187)**	(41)	**(90)**	78
Total profit from discontinued operations and associates	**418**	813	**(78)**	400	**340**	1,213
Net finance costs	**(19)**	(55)	**–**	(39)	**(19)**	(94)
Profit before tax – discontinued operations	**399**	758	**(78)**	361	**321**	1,119
Income tax (expense)/income	**(81)**	(165)	**1**	43	**(80)**	(122)
Profit for the financial year – discontinued operations	**318**	593	**(77)**	404	**241**	997
Profit on partial disposal of AngloGold Ashanti[1]	**–**	–	**1,970**	–	**1,970**	–
Transaction costs relating to the demerger of Mondi[1]	**–**	–	**(10)**	–	**(10)**	–
Tax on net profit on disposal and demerger of discontinued operations	**–**	–	**(157)**	–	**(157)**	–
Net profit after tax on disposal and demerger of discontinued operations	**–**	–	**1,803**	–	**1,803**	–
Total profit for the financial year – discontinued operations	**318**	593	**1,726**	404	**2,044**	997

[1] For further details of the demerger of the Paper and Packaging business and disposal of AngloGold Ashanti refer to note 16.

Summary discontinued segment information

Segment revenue and segment result by discontinued business segment were:

US$ million	Segment revenue[1] 2007	Segment revenue[1] 2006	Segment result before special items and remeasurements[2] 2007	Segment result before special items and remeasurements[2] 2006	Segment result after special items and remeasurements[2] 2007	Segment result after special items and remeasurements[2] 2006
Subsidiaries and joint ventures						
Gold	**–**	857	**–**	228	**–**	(142)
Paper and Packaging	**4,062**	7,224	**321**	466	**311**	374
Total subsidiaries and joint ventures	**4,062**[3]	8,081[3]	**321**	694	**311**	232
Revenue and net income from associates						
Gold	**1,004**	883	**95**	113	**(92)**	72
Paper and Packaging	**49**	269	**2**	6	**2**	6
Total associates	**1,053**	1,152	**97**	119	**(90)**	78
Total discontinued operations including net income from associates	**5,115**	9,233	**418**	813	**221**	310
Net profit on disposals			**–**	–	**119**	903
Total profit from discontinued operations and associates			**418**	813	**340**	1,213

[1] By-product revenue credited to Group cost of sales for the year ended 31 December 2006 was $34 million and relates to AngloGold Ashanti's contribution as a subsidiary; AngloGold Ashanti credit sales of uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.
[2] Segment result is defined as being segment revenue less segment expense, that is operating profit.
[3] This represents segment revenue; the Group's share of associates of discontinued operations and discontinued associates' revenue figures are provided for additional information.

14. Discontinued operations (continued)

Summary discontinued special items and remeasurements

The following tables provide an analysis of special items and remeasurements for discontinued operations:

Subsidiaries and joint ventures special items and remeasurements – discontinued operations

US$ million	2007	2006
Operating special items[1]	**(13)**	(100)
Operating remeasurements[2]	**3**	(362)
Total operating special items and remeasurements – discontinued operations	**(10)**	(462)
Tax	**1**	68
Minority interests	**–**	160
Net total attributable to equity shareholders of the Company – discontinued operations	**(9)**	(234)

[1] Includes impairment of Mondi Packaging assets of nil (2006: $80 million) and Mondi Business Paper assets of $5 million (2006: $24 million).
[2] 2006 relates to unrealised net gains/(losses) on non-hedge derivatives of AngloGold Ashanti incurred during the period it was held as a subsidiary.

US$ million	2007	2006
Net profit on disposals – discontinued operations[1]	**119**	903
Tax	**(8)**	(24)
Net total attributable to equity shareholders of the Company – discontinued operations	**111**	879

[1] Net profit on disposals in 2007 includes part disposal of Mondi Packaging Paper Swecia ($77 million) and disposal of Bischof + Klein ($26 million). In 2006 the net profit includes part and deemed disposals of AngloGold Ashanti (totalling $896 million).

US$ million	2007	2006
Financing special items	**(2)**	–
Financing remeasurements[1]	**2**	(39)
Total financing special items – discontinued operations	**–**	(39)
Tax	**8**	(1)
Minority interests	**–**	21
Net total attributable to equity shareholders of the Company – discontinued operations	**8**	(19)

[1] Financing remeasurements include fair value movements of nil (2006: $43 million loss) on the AngloGold Ashanti convertible bond.

US$ million	2007	2006
Total special items and remeasurements before tax and minority interests – discontinued operations	**109**	402
Tax	**1**	43
Minority interests	**–**	181
Net total special items and remeasurements attributable to equity shareholders of the Company – discontinued operations	**110**	626

14. Discontinued operations (continued)

Associates' special items and remeasurements – discontinued operations

US$ million	2007	2006
Associates' operating special items and remeasurements[1]	**(225)**	(106)
Associates' net profit on disposals	**7**	17
Associates' financing remeasurements[2]	**13**	25
Total associates' special items and remeasurements before tax and minority interests – discontinued operations	**(205)**	(64)
Tax	**18**	23
Net total associates' special items and remeasurements – discontinued operations	**(187)**	(41)

[1] Includes net losses of $217 million (2006: $102 million) on non-hedge derivatives of AngloGold Ashanti incurred in the period it was held as an associate
[2] Relates to fair values gains of $13 million (2006: $25 million) on the AngloGold Ashanti convertible bond incurred in the period it was held as an associate

15. Acquisitions

Acquisition of subsidiaries
The Group made no material acquisitions of subsidiaries in the year ended 31 December 2007.

In November 2006, Anglo Coal, Hillsborough Resources and North Energy Mining Incorporated formed Peace River Coal Partnership, of which Anglo Coal held a 60% interest. Peace River Coal began production in 2007. The total consideration was $89 million which consisted of contribution of assets to the partnership of $59 million and cash paid of $30 million. Anglo Coal held a 65.9% interest at 31 December 2007.

In the prior year, the Group also acquired a 100% interest in AltaSteel, including the remaining 50% of Moly-Cop Canada, on 1 February 2006, for a total cash consideration of $84 million (including transaction costs).

The carrying value and fair value of the net assets at the date of acquisition and related net cash outflows are shown below:

	Peace River Coal[1]	Other		Total fair value	Total fair value
US$ million	Fair value	Carrying value	Fair value	2007	2006
Net assets acquired					
Tangible assets	166	70	148	**314**	257
Other non-current assets	1	13	11	**12**	48
Current assets	12	48	53	**65**	172
Current liabilities	(3)	(47)	(51)	**(54)**	(114)
Non-current liabilities	(14)	(29)	(52)	**(66)**	(98)
Minority interests	(65)	(11)	(15)	**(80)**	7
	97	44	94	**191**	272
Add: Value attributable to reserves and resources acquired[2]	4		–	**4**	–
Less: Associate investment previously recorded	–		(9)	**(9)**	–
Less: Fair value of assets contributed	(59)		–	**(59)**	–
Fair value of net assets acquired	42		85	**127**	272
Partial funding of partner cash calls	(12)		–	**(12)**	–
Goodwill arising on acquisitions	–		51	**51**	41
Negative goodwill arising on acquisitions	–		(2)	**(2)**	(10)
Total cost of acquisitions	30		134	**164**	303
Satisfied by					
Net cash acquired	–		11	**11**	(1)
Deferred consideration	–		–	**–**	18
Cash paid in prior period	30		–	**30**	–
Net cash paid[3]	–		123	**123**	286

[1] Since 1 January 2007, the operating loss for Peace River Coal was $12 million. There was no profit or loss in the period from its creation to 31 December 2006. There has been no revenue in the year ended 31 December 2007 or in the period since its creation to 31 December 2006. As the entity was formed as part of a business combination, there were no carrying values immediately prior to the combination. Owing to the timing and size of the acquisition, consolidation into the Group balance sheet only occurred in 2007.
[2] Represents the Group's share of value (implicit in the transaction) of reserves and resources, capitalised within tangible assets.
[3] Includes net cash paid by discontinued operations of $9 million (2006: $144 million).

In the first half of the year the Group acquired 3,353,108 shares in Anglo Platinum Limited through a dividend reinvestment plan. From 4 September 2007 to 31 December 2007, the Group purchased a further 4,435,086 shares for total consideration of $671 million. Of this, $658 million had been paid before the year end. The Group's percentage holding has increased to 76.5% at 31 December 2007.

15. Acquisitions (continued)

Acquisition of material joint venture
The Group made one material acquisition of a joint venture in the year ended 31 December 2007.

On 18 July 2007, the Group completed its acquisition of a 49% interest in the MMX Minas-Rio integrated iron ore project in Brazil (Minas-Rio). The acquisition was effected through the purchase of a 30% interest in the project companies – MMX Minas-Rio Mineração SA and LLX Minas-Rio Logistica SA – from Centennial Asset Mining Fund LLC and the subscription for shares in the project companies equivalent to a 19% interest. The total acquisition cost of $1.2 billion comprises $1.15 billion plus transaction costs and provision for post closing adjustments. The Group's 49% interest in Minas-Rio is accounted for as a joint venture entity and, hence, has been proportionately consolidated with effect from 18 July 2007.

The fair values of the acquired assets and liabilities in the table below are provisional, and will be finalised in 2008 when the final values arising from the fair value assessment are confirmed.

The carrying value and provisional fair value of the net assets at the date of acquisition and related net cash outflow are shown below:

US$ million	Minas-Rio[1] Carrying value	Minas-Rio[1] Provisional fair value
Net assets acquired		
Tangible assets:		
Value attributable to reserves and resources acquired	–	1,770
Other tangible assets	84	86
Other non-current assets	16	16
Current assets	52	52
Current liabilities	(84)	(84)
Non-current liabilities	(28)	(632)
Fair value of net assets acquired and total cost of acquisition[2]	40	1,208
Satisfied by		
Net cash acquired		48
Deferred consideration		47
Costs accrued		1
Net cash paid		1,112

[1] Minas-Rio had no revenue for the year ended 31 December 2007. Since acquisition, it has contributed an operating loss of $15 million to the Group's operating profit. Had the acquisition date been at 1 January 2007, the operating loss contributed would have been approximately double
[2] A further potential payment of up to $600 million has not been included in the above as it is contingent on certain criteria being met. Payment of this amount was considered possible at 31 December 2007.

16. Disposals and demerger of subsidiaries and businesses

Disposals and demerger of subsidiaries

US$ million	2007	2006
Net assets disposed		
Tangible assets	**6,197**	7,925
Other non-current assets	**1,208**	1,027
Current assets	**4,194**	3,115
Current liabilities	**(2,416)**	(2,878)
Non-current liabilities	**(3,064)**	(4,683)
Net assets	**6,119**	4,506
Minority interests	**(1,200)**	(1,679)
Group's share of net assets immediately prior to disposal	**4,919**	2,827
Less: Retained investments in associates	**(393)**	(1,451)
Less: Retained financial asset investments	**(318)**	(370)
Less: Movement in share of assets arising on deemed disposal	**–**	(170)
Add: Purchase price adjustment	**–**	10
Net assets disposed	**4,208**	846
Cumulative translation differences recycled from reserves	**(334)**	(9)
Increase in minority share	**–**	220
Fair value losses arising on transactions	**68**	52
Other	**3**	13
Net gain on disposals	**157**	1,072
Dividend in specie relating to Mondi demerger	**(3,718)**	–
Net sale proceeds	**384**	2,194
Net cash and cash equivalents disposed	**(437)**	(283)
Non-cash proceeds	**–**	(393)
Other	**–**	2
Costs accrued	**4**	–
Net cash (outflow)/inflow from disposals and demerger[1]	**(49)**	1,520

[1] Includes net cash outflow from disposals in relation to discontinued operations of $159 million (2006 inflow of $734 million).

Disposals of subsidiaries recorded during the year principally include the demerger of Mondi, the completion of the disposal of Highveld and the dilution of an effective 12% and 6% interest in Tongaat-Hulett and Hulamin, respectively. Details of these disposals are included below.

a) Mondi

On 2 July 2007, the Paper and Packaging business, Mondi, was demerged from the Group by way of a dividend in specie paid to shareholders.

The Paper and Packaging business has been presented as a discontinued operation. Refer to note 14 for further details of discontinued operations.

16. Disposal and demerger of subsidiaries and businesses (continued)

The net asset position at the date of disposal, together with the resulting dividend in specie paid to shareholders, is shown below:

US$ million	2007
Tangible assets	4,861
Other non-current assets	1,126
Current assets	3,072
Current liabilities	(1,533)
Non-current liabilities	(2,656)
Net assets	4,870
Minority interest	(476)
Group's share of net assets immediately prior to disposal	4,394
Less: Retained financial asset investments[1]	(318)
Net assets disposed	4,076
Cumulative translation differences recycled from reserves	(358)
Dividend in specie relating to Mondi demerger	(3,718)
Net loss on disposal	(10)
Net sale costs	(10)
Net cash and cash equivalents disposed	(297)
Costs accrued	4
Net cash outflow from demerger of Mondi	(303)

[1] This relates to the dividend in specie paid to the investment companies Epoch, Epoch Two and Tarl and the shares paid to the Butterfield Trust. The Butterfield Trust shares were sold immediately.

b) Highveld Steel and Vanadium Corporation (Highveld)

On 4 May 2007, the Group announced the disposal of the remaining 29.2% shareholding in Highveld to the Evraz Group SA (Evraz) for $238 million. Evraz was granted an option, subject to regulatory approvals, over this stake as part of the original transaction in which the Group sold 49.8% of Highveld to Evraz and Credit Suisse (in July 2006). Evraz exercised their option on 26 April 2007 following requisite regulatory approvals.

The net asset position of Highveld at 4 May 2007, together with the resulting profit on disposal of shares and related net cash inflow, is shown below:

US$ million	2007
Tangible assets	335
Other non-current assets	13
Current assets	360
Current liabilities	(338)
Non-current liabilities	(89)
Net assets	281
Minority interests	(211)
Net assets disposed	70
Cumulative translation differences recycled from reserves	25
Other	3
Net gain on disposal	140
Net sale proceeds	238
Net cash and cash equivalents disposed	(56)
Net cash inflow from disposal of Highveld	182

16. Disposal and demerger of subsidiaries and businesses (continued)

c) Tongaat-Hulett Group

In December 2006 the Tongaat-Hulett Group announced the proposed unbundling and listing of Hulamin and simultaneous introduction of broad based black economic empowerment (BBBEE) into both companies.

This transaction was effected on 25 June 2007, and empowerment parties acquired 25% of Tongaat-Hulett and 15% of Hulamin's operations. The Group commenced equity accounting both Tongaat-Hulett and Hulamin as of 25 June 2007. However, in accordance with SIC 12 *Consolidation – Special Purpose Entities*, Tongaat-Hulett and Hulamin are required to consolidate the entities housing the empowerment interests (as they supplied significant funding to these parties to effect the transaction). This has the effect, in accounting terms, of cancelling the shares issued to these parties. As a result, the Group has equity accounted 49.8% and 44.9% of Tongaat-Hulett and Hulamin, respectively. The Group's legal interest in these companies at 31 December 2007 was 37.2% and 38.4%, respectively.

Therefore from 25 June 2007 the Group ceased to account for Tongaat-Hulett and Hulamin as subsidiaries and began accounting for them as associates under the equity method.

The net asset position at the date of disposal, together with the reclassification to investments in associates and related net cash outflow, is shown below:

US$ million	2007
Tangible assets	959
Other non-current assets	49
Current assets	709
Current liabilities	(490)
Non-current liabilities	(305)
Net assets	922
Minority interests	(529)
Group's share of Tongaat-Hulett's and Hulamin's net assets immediately prior to disposal	393
Less: Retained investments in associates immediately after disposal[1]	(393)
Net assets disposed	–
Fair value loss arising on transaction	68
Net loss on disposal	(68)
Net sale proceeds	–
Net cash and cash equivalents disposed	(84)
Net cash outflow from partial disposal of Tongaat-Hulett and Hulamin	(84)

[1] This relates to investments in associates of $176 million and $217 million in Tongaat-Hulett and Hulamin respectively

16. Disposal and demerger of subsidiaries and businesses (continued)

Disposal of associates

There has been one material disposal of an associate in the year ended 31 December 2007, which was the partial disposal of AngloGold Ashanti Limited.

AngloGold Ashanti

On 2 October 2007, the Group sold 67.1 million shares in AngloGold Ashanti Limited for $2.9 billion. This reduced the Group's shareholding from 41.6% to 17.3%. The Group's representation on the company's board was also withdrawn at this time. The remaining investment is accounted for as a financial asset investment. The Gold business has been presented as a discontinued operation. Refer to note 14 for further details of discontinued operations.

The Group's shareholding has reduced to 16.6% at 31 December 2007.

The net asset position at the date of the disposal, together with the reclassification to a 'Financial asset investment' and related net cash inflow, is shown below:

US$ million	2007
Investment in associate immediately prior to disposal	1,458
Less: Retained financial asset investment	(606)
Net assets disposed	852
Cumulative translation differences recycled from reserves	(3)
Other	29
Net gain on disposal	1,970
Net sale proceeds	2,848
Realised foreign exchange	15
Costs accrued	4
Net cash inflow from partial disposal of AngloGold Ashanti	2,867

Disposals of subsidiaries and businesses in the year ended 31 December 2006

Significant disposals recorded during the year ended 31 December 2006 are summarised below. For details of these disposals refer to the 2006 Annual Report.

AngloGold Ashanti

On 20 April 2006, the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti Limited for cash of $978 million. This, together with the Group's non-participation in the issue of additional ordinary shares, throughout the year, by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.7%. With effect from that date, the Group ceased to account for AngloGold Ashanti as a subsidiary and began accounting for it as an associate under the equity method. The Group's shareholding has subsequently reduced to 16.6%.

Kumba (non-iron ore)

In November 2006, the Kumba Resources BEE transaction was effected. Kumba Iron Ore was accordingly unbundled from Kumba Resources (leaving the non-iron ore operations) which was renamed Exxaro. The Group retained a 64% interest in Kumba Iron Ore. The Group disposed of part of its investment in Exxaro through a share buyback and sale of shares. The Group retained an interest of 23% in Exxaro over which it does not exercise significant influence and accordingly this has been held as an available for sale financial asset since 28 November 2006. This interest has subsequently reduced to 10%.

Highveld Steel and Vanadium Corporation (Highveld)

In July 2006, the Group disposed of its 79% stake in Highveld to Evraz Group SA and Credit Suisse for a total consideration of $678 million. Following the disposal of the initial 49.8%, for which the Group received $412 million, and subject to certain regulatory approvals Evraz had an option to acquire the Group's remaining 29.2% stake in Highveld for $266 million. This amount was to be reduced by any dividends paid by Highveld prior to the Group selling its remaining shares. The Group and Credit Suisse agreed that the Group would retain the voting rights in respect of the shares acquired by Credit Suisse until such time as the Group disposed of all its shares in Highveld. As a result, the Group continued to consolidate Highveld (while recording an increased minority interest) until the final disposal on 4 May 2007.

Anglo Platinum's Rustenburg Platinum Mines

On 8 November 2006, Anglo Platinum announced the conclusion of the BEE transaction with the Bakgatla-Ba-Kgafela (Bakgatla) traditional community. In terms of this transaction the Bakgatla acquired a 15% interest in Anglo Platinum's Rustenburg Platinum Mines' Union section mining and concentrating business and interests in prospecting rights of the Rooderand 46 JQ, portion 2 and Magazynskraal 3 JQ properties. The agreements became unconditional on 1 December 2006.

17. Disposal groups and non-current assets held for sale

Net assets relating to Highveld, which were previously classified as held for sale at 31 December 2006, were disposed of on 4 May 2007 as disclosed in note 16.

The following assets and liabilities relating to disposal groups were classified as held for sale. The Group expects to complete the sale of these businesses within 12 months of the year end.

	2007			2006			
US$ million	Namakwa Sands[1]	Platinum disposal groups[2]	Total	Highveld	Namakwa Sands	Other	Total
Intangible assets	3	–	3	–	2	4	6
Tangible assets	337	252	589	322	278	42	642
Biological assets	–	–	–	–	–	16	16
Environmental rehabilitation trusts	2	2	4	–	2	–	2
Investments in associates	–	74	74	–	–	47	47
Financial asset investments	–	–	–	15	–	5	20
Other non-current assets	–	–	–	–	1	–	1
Total non-current assets	342	328	670	337	283	114	734
Inventories	38	–	38	116	38	12	166
Trade and other receivables	50	–	50	160	41	24	225
Cash and cash equivalents	–	–	–	60	–	3	63
Total current assets	88	–	88	336	79	39	454
Total assets	430	328	758	673	362	153	1,188
Short term borrowings	–	(69)	(69)	(134)	–	(1)	(135)
Trade and other payables	(25)	(28)	(53)	(166)	(21)	(46)	(233)
Other current liabilities	–	(4)	(4)	(4)	–	–	(4)
Total current liabilities	(25)	(101)	(126)	(304)	(21)	(47)	(372)
Medium and long term borrowings	–	–	–	(3)	–	(5)	(8)
Provisions for liabilities and charges	(6)	(3)	(9)	(23)	(5)	(2)	(30)
Deferred tax liabilities	(84)	(64)	(148)	(43)	(72)	(4)	(119)
Retirement benefit obligations	(4)	–	(4)	(15)	(3)	–	(18)
Total non-current liabilities	(94)	(67)	(161)	(84)	(80)	(11)	(175)
Total liabilities	(119)	(168)	(287)	(388)	(101)	(58)	(547)
Net assets	311	160	471	285	261	95	641

[1] The Namakwa Sands disposal group is included in the Base Metals business. Namakwa Sands continues to be held as a disposal group whilst awaiting the approval of the conversion of old order to new order mining rights. The sale is expected to complete in 2008.
[2] This reflects the reclassification of operations to be sold under previously announced BEE deals. The split of the total assets, total liabilities and net assets is as follows

US$ million	Total assets	Total liabilities	Net assets
Lebowa Platinum Mines Limited	243	(166)	77
Northam Platinum Mines Limited	74	–	74
Other	11	(2)	9
	328	(168)	160

The net carrying amount of assets and associated liabilities classified as held for sale during the year was written down by nil (2006: $28 million, after tax).

Industrial Minerals has not been classified as held for sale as the criteria in IFRS 5 were not met at 31 December 2007.

18. Contingent liabilities and assets

The Group is subject to various claims which arise in the ordinary course of business. Additionally, and as set out in the demerger agreement, Anglo American and Mondi have agreed to indemnify each other, subject to certain limitations, against certain liabilities. Having taken appropriate legal advice, the Group believe that the likelihood of a material liability arising is remote. Contingent liabilities in respect of the Group's subsidiaries comprise aggregate amounts of $488 million (2006: $214 million) in respect of loans and performance guarantees given to banks and other third parties and are primarily in respect of environmental restoration and decommissioning obligations.

At 31 December 2007, contingent liabilities of nil (2006: nil) were secured on the assets of the Group.

There were no significant contingent assets in the Group at either 31 December 2007 or 31 December 2006.

The Venezuelan Ministry of Basic Industries and Mining (MIBAM) commenced administrative proceedings in January 2007 in relation to the sixteen nickel exploration and exploitation concessions held by the Company's subsidiary, Minera Loma de Niquel (MLdN) alleging that MLdN had failed to fulfil certain conditions of its concessions. MLdN submitted a timely response to MIBAM's administrative writ in February 2007. By means of a series of resolutions published in two Official Gazettes made available in January 2008, MIBAM declared the termination of thirteen of MLdN's nickel concessions. The thirteen concessions do not include the concessions where the current mining operations and the metallurgical facilities are located. MLdN is in the process of filing administrative appeals seeking the annulment of all of these resolutions and requesting that their effects be suspended pending a final decision by MIBAM.

At 31 December 2007 the Group's interest in the book value of MLdN, including its mineral rights, was $616 million (as included in the Group's balance sheet). In the 12 months to December 2007 MLdN's contribution to Group operating profit was $370 million.

Anglo American is proud of its record in Venezuela where it has invested substantial amounts in exploration and subsequently the construction of the country's only primary nickel producer. It is a major contributor to and employer in the Venezuelan economy as well as a significant tax payer. The operation continues, as it has always done, to work constructively with all stakeholders – employees, local communities and government – and to the highest sustainable development, social and environmental standards.

Anglo American and MLdN are seeking further clarification from MIBAM, with which they have maintained a constructive working relationship in the past. Anglo American and MLdN believe that there is a valid legal basis to reverse the notices of termination and will pursue all appropriate legal and other remedies and actions to protect their respective interests both under Venezuelan and international law. As a result, the Group continues to consolidate MLdN and no impairment has been recorded for the year ended 31 December 2007.

19. Related party transactions

The Group has a related party relationship with its subsidiaries, associates and joint ventures.

At 31 December 2007, the Group held $131 million (2006: $175 million) of 10% non-cumulative redeemable preference shares in DB Investments, the holding company of De Beers Société Anonyme.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions are not considered to be significant.

Dividends received from associates during the year totalled $275 million (2006: $241 million), excluding $52 million (2006: $35 million) from discontinued operations, as disclosed in the Consolidated cash flow statement.

During 2007 Anglo Coal made payments of $8 million in respect of wharfage charges to the Richards Bay Coal Terminal, an associate of Anglo Coal.

The directors of the Company and their immediate relatives control 3% (2006: 3%) of the voting shares of the Company.

19. Related party transactions (continued)

On 29 June 2007, the Group entered into a contract to sell the freehold property and all fixtures and fittings of a property owned by the Group to Mr A J Trahar, formerly Group Chief Executive, for total consideration of £6,991,800 ($14,026,943). This transaction was carried out at full market value and the proceeds were received by the Group following completion.

20. Events occurring after end of year

On 17 January 2008, the Group announced that it was in exclusive discussions with the controlling shareholder of MMX Mineração e Metálicos SA (MMX) to acquire a 63.6% shareholding in a new company ('Newco') which will be demerged from MMX and will own MMX's current 51% interest in the Minas-Rio iron ore project and 70% interest in the Amapá iron ore mine. After the acquisition of the 63.6% stake, Anglo American will offer to purchase the Newco shares held by the minority shareholders of Newco at the same price per share, for a total of approximately $5.5 billion on a 100% basis, or approximately $361.12 per Newco share (assuming one Newco share for each current MMX share), as well as royalty payments to MMX beginning in 2025 for the Minas-Rio project and 2023 for the Amapá mine.

On 26 January 2008, the Group acquired the remaining 50% shareholding in United Marine Holdings Limited from Hanson Quarry Products Europe Limited, a subsidiary of HeidelbergCement AG, for $110 million.

With the exception of the above and the proposed final dividend for 2007 there have been no material reportable events since 31 December 2007.

Production statistics

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for Collahuasi in Base Metals and De Beers which are quoted on a 100% basis.

	2007	2006
Anglo Platinum (troy ounces)[1][2]		
Platinum	**2,508,800**	2,863,900
Palladium	**1,406,200**	1,563,000
Rhodium	**333,100**	331,700
	4,248,100	4,758,600
Nickel (tonnes)[3]	**19,500**	21,700
Copper (tonnes)[3]	**11,100**	11,400
Gold	**99,000**	115,400

	2007	2006
Anglo Coal (tonnes)		
South Africa		
Eskom	**34,064,000**	34,821,200
Trade – Thermal	**23,952,400**	22,754,000
Trade – Metallurgical	**1,143,700**	1,768,200
	59,160,100	59,343,400
Australia[4]		
Thermal	**15,059,300**	15,258,400
Metallurgical	**10,145,400**	9,195,600
	25,204,700	24,454,000
South America		
Thermal	**11,259,800**	11,008,900
Total	**95,624,600**	94,806,300

	2007	2006
Anglo Coal (tonnes)		
South Africa		
Bank	**51,900**	477,600
Greenside	**3,314,900**	2,778,100
Goedehoop	**8,456,200**	8,534,500
Isibonelo	**5,001,000**	4,020,100
Kriel	**11,210,100**	12,318,400
Kleinkopje	**3,490,700**	3,898,400
Landau	**4,058,200**	4,102,400
New Denmark	**5,134,700**	5,508,500
New Vaal	**17,119,500**	16,275,000
Nooitgedacht	**565,700**	711,000
Mafube	**767,200**	719,400
	59,160,100	59,343,400
Australia		
Callide	**10,031,100**	9,816,100
Drayton	**3,902,700**	4,136,300
German Creek (Capcoal)	**4,115,700**	3,165,400
Jellinbah East	**891,800**	887,400
Moranbah	**3,211,600**	2,928,500
Dawson Complex	**3,051,800**	3,520,300
	25,204,700	24,454,000
South America		
Carbones del Guasare	**1,384,400**	1,531,700
Carbones del Cerrejón	**9,875,400**	9,477,200
	11,259,800	11,008,900
Total	**95,624,600**	94,806,300

[1] See the published results of Anglo Platinum Limited and Northam Platinum Limited for further analysis of production information
[2] Includes Anglo Platinum Limited's 22.5% share of Northam Platinum Limited's production for 12 months in 2006 and 9 months to 30 September 2007 at which time Anglo Platinum Limited's investment in Northam Platinum Limited was transferred to a disposal group.
[3] Also disclosed within total attributable nickel and copper production.
[4] 2006 excludes production at Dartbrook which was closed in the year. Production for Dartbrook was 792,000 tonnes in 2006.

Production statistics (continued)

			2007	2006
De Beers (diamonds recovered – carats)				
100% basis (Anglo American 45%)				
Debswana			**33,638,000**	34,293,000
Namdeb			**2,176,000**	2,084,800
De Beers Consolidated Mines			**14,998,000**	14,568,900
Williamson			**220,000**	189,400
Canada			**81,000**	–
Total			**51,113,000**	51,136,100

			2007	2006
Anglo Base Metals				
Copper[1]				
Collahuasi				
100% basis (Anglo American 44%)				
Ore mined		tonnes	**61,969,800**	45,843,300
Ore processed	Oxide	tonnes	**7,129,200**	6,390,300
	Sulphide	tonnes	**43,679,900**	41,347,700
Ore grade processed	Oxide	% Cu	**0.8**	1.0
	Sulphide	% Cu	**1.0**	1.0
Production	Copper concentrate	dry metric tonnes	**1,346,000**	1,312,400
	Copper cathode	tonnes	**68,100**	59,800
	Copper in concentrate	tonnes	**393,900**	380,200
Total copper production for Collahuasi		tonnes	**462,000**	440,000
Anglo American Sur (formerly Minera Sur Andes)				
Los Bronces mine				
Ore mined		tonnes	**26,503,300**	22,346,200
Marginal ore mined		tonnes	**35,744,000**	35,538,000
Las Tortolas concentrator	Ore processed	tonnes	**21,125,300**	20,514,700
	Ore grade processed	% Cu	**1.0**	1.0
	Average recovery	%	**85.3**	88.1
Production	Copper concentrate	dry metric tonnes	**607,400**	555,900
	Copper cathode	tonnes	**48,300**	42,500
	Copper in concentrate	tonnes	**182,900**	183,500
	Total	tonnes	**231,200**	226,000
El Soldado mine				
Ore mined	Open pit – ore mined	tonnes	**6,283,000**	5,812,300
	Open pit – marginal ore mined	tonnes	**76,600**	110,800
	Underground (sulphide)	tonnes	**1,514,900**	2,028,600
	Total	tonnes	**7,874,500**	7,951,700
Ore processed	Oxide	tonnes	**791,900**	654,200
	Sulphide	tonnes	**7,400,900**	7,527,700
Ore grade processed	Oxide	% Cu	**1.4**	1.4
	Sulphide	% Cu	**1.1**	1.0
Production	Copper concentrate	dry metric tonnes	**229,700**	222,900
	Copper cathode	tonnes	**7,500**	6,500
	Copper in concentrate	tonnes	**65,300**	62,200
	Total	tonnes	**72,800**	68,700

[1] Copper production figures exclude Palabora

Production statistics (continued)

			2007	2006
Anglo Base Metals (continued)				
Chagres Smelter				
Copper concentrate smelted		tonnes	**168,100**	183,200
Production	Copper blister/anodes	tonnes	**164,100**	173,400
	Acid	tonnes	**493,400**	499,200
Total copper production for the Anglo American Sur group		tonnes	**304,000**	294,700
Anglo American Norte (formerly Mantos Blancos)				
Mantos Blancos mine				
Ore processed	Oxide	tonnes	**4,587,900**	4,533,800
	Sulphide	tonnes	**3,879,800**	3,979,800
	Marginal ore mined	tonnes	**5,862,900**	6,307,300
Ore grade processed	Oxide	% Cu (soluble)	**0.7**	0.8
	Sulphide	% Cu (insoluble)	**1.1**	1.1
	Marginal ore	% Cu (soluble)	**0.3**	0.8
Production	Copper concentrate	dry metric tonnes	**105,900**	123,800
	Copper cathode	tonnes	**48,700**	49,100
	Copper in concentrate	tonnes	**40,200**	42,600
	Total	tonnes	**88,900**	91,700
Mantoverde mine				
Ore processed	Oxide	tonnes	**9,280,700**	9,502,300
	Marginal ore	tonnes	**5,511,100**	4,879,900
Ore grade processed	Oxide	% Cu (soluble)	**0.7**	0.7
	Marginal ore	% Cu (soluble)	**0.3**	0.3
Production	Copper cathode	tonnes	**61,000**	60,300
Black Mountain		tonnes	**2,200**	3,400
Total Anglo Base Metals copper production		tonnes	**655,000**	643,800
Anglo Platinum copper production				
Production[1]		tonnes	**11,100**	11,400
Total attributable copper production		tonnes	**666,100**	655,200
Nickel, Niobium, Mineral Sands and Phosphates				
Nickel				
Codemin				
Ore mined		tonnes	**539,300**	487,600
Ore processed		tonnes	**522,600**	518,600
Ore grade processed		% Ni	**2.1**	2.1
Production		tonnes	**9,900**	9,800
Loma de Niquel				
Ore mined		tonnes	**1,183,200**	1,324,300
Ore processed		tonnes	**1,096,100**	1,205,000
Ore grade processed		% Ni	**1.6**	1.6
Production		tonnes	**15,700**	16,600
Total Anglo Base Metals nickel production		tonnes	**25,600**	26,400
Anglo Platinum nickel production				
Production[1]		tonnes	**19,500**	21,700
Total attributable nickel production		tonnes	**45,100**	48,100

[1] Includes Anglo Platinum Limited's 22.5% share of Northam Platinum Limited's production for 12 months in 2006 and 9 months to 30 September 2007 at which time Anglo Platinum Limited's investment in Northam Platinum Limited was transferred to a disposal group.

Production statistics (continued)

			2007	2006
Anglo Base Metals (continued)				
Niobium				
Catalão				
Ore mined		tonnes	**852,500**	795,400
Ore processed		tonnes	**831,700**	813,900
Ore grade processed		Kg Nb/tonne	**10.9**	10.9
Production		tonnes	**4,700**	4,700
Mineral Sands				
Namakwa Sands				
Ore mined		tonnes	**18,111,700**	17,382,700
Production	Ilmenite	tonnes	**300,300**	272,200
	Rutile	tonnes	**24,500**	28,200
	Zircon	tonnes	**114,800**	128,400
Smelter production	Slag tapped	tonnes	**151,300**	133,900
	Iron tapped	tonnes	**101,800**	88,900
Phosphates				
Copebrás				
Sodium tripolyphosphate		tonnes	**56,700**	71,100
Phosphates		tonnes	**1,037,800**	901,500
Zinc and Lead				
Black Mountain				
Ore mined		tonnes	**1,065,200**	1,544,500
Ore processed		tonnes	**1,099,600**	1,403,800
Ore grade processed	Zinc	% Zn	**3.2**	3.4
	Lead	% Pb	**4.3**	4.1
	Copper	% Cu	**0.3**	0.4
Production	Zinc in concentrate	tonnes	**28,300**	34,100
	Lead in concentrate	tonnes	**41,900**	48,300
	Copper in concentrate	tonnes	**2,200**	3,400
Lisheen				
Ore mined		tonnes	**1,584,700**	1,605,900
Ore processed		tonnes	**1,513,600**	1,527,600
Ore grade processed	Zinc	% Zn	**12.0**	12.3
	Lead	% Pb	**1.9**	2.1
Production	Zinc in concentrate	tonnes	**184,700**	170,700
	Lead in concentrate	tonnes	**20,200**	23,100
Skorpion				
Ore mined		tonnes	**1,402,300**	1,456,500
Ore processed		tonnes	**1,379,600**	1,311,800
Ore grade processed	Zinc	% Zn	**11.7**	11.8
Production	Zinc	tonnes	**150,100**	129,900
Total attributable zinc production		tonnes	**343,100**	334,700
Total attributable lead production		tonnes	**62,100**	71,400
Anglo Ferrous Metals and Industries				
Kumba Iron Ore Limited				
Lump		tonnes	**19,043,000**	18,639,800
Fines		tonnes	**13,357,000**	12,470,300
Total iron ore			**32,400,000**	31,110,100
Scaw Metals				
South Africa – Steel Products		tonnes	**776,000**	723,000
International – Steel Products		tonnes	**803,000**	696,000
Samancor[1]				
Manganese ore		mtu m	**104**	97
Manganese alloys		tonnes	**310,000**	277,200

[1] Saleable production.

Production statistics (continued)

		2007	2006
Anglo Industrial Minerals			
Aggregates	tonnes	**95,393,300**	92,268,200
Lime products	tonnes	**1,836,300**	1,428,900
Concrete	m^3	**8,858,400**	8,526,800
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers	tonnes	**1,480,577**	2,894,700
Corrugated board and boxes	m m^2	**985**	2,103
Paper sacks	m units	**1,910**	3,606
Coating and release liners	m m^2	**1,549**	2,360
Pulp – external	tonnes	**91,834**	180,200
Mondi Business Paper			
Uncoated wood free paper	tonnes	**1,039,145**	2,012,300
Newsprint	tonnes	**99,738**	187,100
Pulp – external	tonnes	**84,563**	114,100
Wood chips	green metric tonnes	**362,089**	886,600
Mondi Packaging South Africa			
Packaging papers	tonnes	**141,339**	369,300
Corrugated board and boxes	m m^2	**171**	328
Newsprint Joint Ventures and other			
Newsprint (attributable share)	tonnes	**156,103**	320,900
Aylesford	tonnes	**94,354**	196,865
Shanduka	tonnes	**61,749**	124,012

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the consolidated financial statements

For the year ended 31 December 2007
Note only key reported lines are reconciled

Anglo Platinum Limited	**US$ million**
IFRS headline earnings (US$ equivalent of published)	1,748
Exploration	36
Exchange rate difference	4
Other adjustments	(10)
	1,778
Minority interests	(443)
Depreciation on assets fair valued on acquisition (net of tax)	(36)
Contribution to Anglo American plc underlying earnings	**1,299**

DB Investments (DBI)	**US$ million**
De Beers underlying earnings (100%)	483
Difference in IAS 19 accounting policy	13
De Deers underlying earnings – Anglo American plc basis (100%)	496
Anglo American plc's 45% ordinary share interest	223
Income from preference shares	16
Contribution to Anglo American plc underlying earnings	**239**

Kumba Iron Ore Limited (KIO)	**US$ million**
IFRS headline earnings (US$ equivalent of published)[1]	434
Other adjustments	7
	441
Minority interests	(155)
Depreciation on assets fair valued on acquisition (net of tax)	(12)
Contribution to Anglo American plc underlying earnings	**274**

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the consolidated financial statements (continued)

The Tongaat-Hulett Group Limited (THG)	**US$ million**
IFRS headline earnings (US$ equivalent of published)	(22)
IFRS 2 charge and unbundling cost[2]	47
	25
Minority interests	(12)
	13
Add Anglo American plc's share of Hulett Aluminium	2
Contribution to Anglo American plc underlying earnings[3]	**15**

AngloGold Ashanti Limited	**US$ million**
IFRS headline earnings (published)	278
Earnings in period not equity accounted	(18)
Other adjustments	5
	265
Share of earnings not attributable to Anglo American's 41.6% shareholding to 2 October	(155)
Depreciation on assets fair valued on acquisition (net of tax)	(15)
Contribution to Anglo American plc underlying earnings	**95**

[1] The KIO IFRS headline earnings for the year ended 31 December 2007 assume a minority interest of 20% in KIO's underlying mining assets

[2] In terms of the THG BEE transaction, THG issued shares comprising an interest of 18% to a cane-grower BEE Special Purpose Vehicle (SPV) and an infrastructure BEE SPV. The BEE cost in respect thereof is calculated in accordance with IFRS 2 *Share-based Payments* and amounts to $45 million This, together with relevant unbundling transaction costs, are excluded from Anglo American plc's 'Underlying earnings' on the basis that these one-off costs are associated with the THG empowerment transaction and, thus, are not representative of the ongoing earnings generation of the Group The costs, however, are included in THG's 'Headline earnings' as defined by the JSE Limited

[3] Relates to the period until 25 June 2007, when the Group ceased to account for THG as a subsidiary and began accounting for Tongaat-Hulett and Hulamin as associates under the equity method For further details see note 15

Exchange rates and commodity prices

US$ exchange rates	2007	2006
Average spot prices for the year		
South African rand	**7.05**	6.77
Sterling	**0.50**	0.54
Euro	**0.73**	0.80
Australian dollar	**1.19**	1.33
Chilean peso	**522**	530
Closing spot prices		
South African rand	**6.84**	7.00
Sterling	**0.50**	0.51
Euro	**0.68**	0.76
Australian dollar	**1.14**	1.27
Chilean peso	**498**	533

Commodity prices	2007	2006
Average market prices for the year		
Platinum – US$/oz	**1,304**	1,142
Palladium – US$/oz	**355**	321
Rhodium – US$/oz	**6,200**	4,571
Copper – US cents/lb	**323**	305
Nickel – US cents/lb	**1,688**	1,095
Zinc – US cents/lb	**147**	148
Lead – US cents/lb	**118**	58
Gold – US$/oz	**696**	604
European eucalyptus pulp price (CIF) – US$/tonne	**678[1]**	638

[1] Average market price for the six months ended 30 June 2007.

Key financial data

US$ million (unless otherwise stated)	2007	2006[1]	2005[1]	2004[1]
Group revenue including associates	**30,559**	29,404	24,872	22,610
Less: share of associates' revenue	**(5,089)**	(4,413)	(4,740)	(5,429)
Group revenue	**25,470**	24,991	20,132	17,181
Operating profit including associates before special items and remeasurements	**9,590**	8,888	5,549	3,832
Special items and remeasurements (excluding financing special items and remeasurements)	**(227)**	24	16	556
Net finance costs (including remeasurements), taxation and minority interests of associates	**(434)**	(398)	(315)	(391)
Total profit from operations and associates	**8,929**	8,514	5,250	3,997
Net finance costs (including special items and remeasurements)	**(108)**	(71)	(220)	(385)
Profit before tax	**8,821**	8,443	5,030	3,612
Income tax expense	**(2,693)**	(2,518)	(1,208)	(765)
Profit for the financial year – continuing operations	**6,128**	5,925	3,822	2,847
Profit for the financial year – discontinued operations	**2,044**	997	111	1,094
Profit for the financial year – total Group	**8,172**	6,922	3,933	3,941
Minority interests	**(868)**	(736)	(412)	(440)
Profit attributable to equity shareholders of the Company	**7,304**	6,186	3,521	3,501
Underlying earnings[2] – continuing operations	**5,477**	5,019	3,335	2,178
Underlying earnings[2] – discontinued operations	**284**	452	401	506
Underlying earnings[2] – total Group	**5,761**	5,471	3,736	2,684
Earnings per share ($) – continuing operations	**4.04**	3.51	2.35	1.84
Earnings per share ($) – discontinued operations	**1.54**	0.70	0.08	0.60
Earnings per share ($) – total Group	**5.58**	4.21	2.43	2.44
Underlying earnings per share ($) – continuing operations	**4.18**	3.42	2.30	1.52
Underlying earnings per share ($) – discontinued operations	**0.22**	0.31	0.28	0.35
Underlying earnings per share ($) – total Group	**4.40**	3.73	2.58	1.87
Ordinary dividend per share (US cents)	**124.0**	108.0	90.0	70.0
Special dividend per share (US cents)	**-**	67.0	33.0	-
Weighted average number of shares outstanding (million)	**1,309**	1,468	1,447	1,434
EBITDA[3] – continuing operations	**11,171**	10,431	7,172	5,359
EBITDA[3] – discontinued operations	**961**	1,766	1,787	1,672
EBITDA[3] – total Group	**12,132**	12,197	8,959	7,031
EBITDA interest cover[4] – total Group	**42.0**	45.5	20.0	18.5
Operating margin (before special items and remeasurements) – total Group	**28.4%**	25.4%	18.5%	14.7%
Ordinary dividend cover (based on underlying earnings per share) – total Group	**3.5**	3.5	2.9	2.7

US$ million (unless otherwise stated)	2007	2006[1]	2005[1]	2004[1]
Balance sheet				
Intangible and tangible assets	**25,090**	25,632	33,368	35,816
Other non-current assets and investments	**5,952**	7,819	5,375	5,375
Working capital	**2,125**	3,246	3,719	3,715
Other net current liabilities	**(877)**	(1,177)	(1,492)	(611)
Other non-current liabilities and obligations	**(6,251)**	(5,790)	(8,399)	(8,339)
Cash and cash equivalents and borrowings[5]	**(5,170)**	(3,244)	(4,993)	(8,243)
Net assets classified as held for sale	**471**	641	–	–
Net assets	**24,330**	27,127	27,578	27,713
Minority interests	**(1,869)**	(2,856)	(3,957)	(4,588)
Equity attributable to the equity shareholders of the Company	**22,461**	24,271	23,621	23,125
Total capital[6]	**29,569**	30,451	32,571	35,956
Cash inflows from operations – continuing operations	**9,376**	9,012	5,963	3,857
Cash inflows from operations – discontinued operations	**470**	1,045	1,302	1,434
Cash inflows from operations – total Group	**9,846**	10,057	7,265	5,291
Dividends received from associates and financial asset investments – continuing operations	**311**	251	468	380
Dividends received from associates and financial asset investments – discontinued operations	**52**	37	2	16
Dividends received from associates and financial asset investments – total Group	**363**	288	470	396
Return on capital employed[7] – total Group	**37.8%**	32.4%	19.2%	14.6%
EBITDA/average total capital[3] – total Group	**40.4%**	38.7%	26.0%	21.2%
Net debt to total capital[8]	**20.0%**	12.9%	17.0%	25.4%

[1] Comparatives have been adjusted to reclassify amounts relating to discontinued operations where applicable

[2] Underlying earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests

[3] EBITDA is operating profit before special items, operating remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates

[4] EBITDA interest cover is EBITDA divided by net finance costs, excluding other net financial income, exchange gains and losses on monetary assets and liabilities, amortisation of discounts on provisions, special items and financial remeasurements, but including share of associates' net interest expense

[5] This differs to the Group's measure of net debt as it excludes the net debt of Net assets classified as held for sale (2007: ($69) million, 2006: ($80) million), and excludes the impact of derivative instruments that provide an economic hedge of assets and liabilities in net debt (2007: $388 million, 2006: $193 million). For more detail see note 31 Consolidated cash flow analysis

[6] Total capital is net assets excluding net debt (excluding the impact of derivative instruments)

[7] Return on capital employed is calculated as total operating profit before impairments for the year divided by the average of total capital less other investments and adjusted for impairments

[8] Net debt to total capital is calculated as net debt (excluding the impact of derivative instruments) divided by total capital less investments in associates

Summary by business segment

	Revenue[1]		EBITDA[2]		Operating profit/(loss)[3]		Underlying earnings	
US$ million	2007	2006	2007	2006	2007	2006	2007	2006
Continuing operations								
Platinum	**6,789**	5,861	**3,156**	2,845	**2,697**	2,398	**1,299**	1,265
Diamonds	**3,076**	3,148	**587**	541	**484**	463	**239**	227
Coal[4]	**3,574**	3,364	**882**	1,082	**614**	862	**490**	637
South Africa	**1,538**	1,394	**481**	437	**414**	380	**296**	279
Australia	**1,389**	1,398	**166**	397	**9**	279	**24**	216
South America	**627**	541	**271**	271	**227**	227	**175**	163
Projects and corporate	**20**	31	**(36)**	(23)	**(36)**	(24)	**(5)**	(21)
Base Metals[4]	**7,129**	6,534	**4,683**	4,255	**4,338**	3,897	**3,100**	2,655
Copper	**4,507**	4,537	**3,192**	3,238	**2,983**	3,019	**2,060**	1,908
Collahuasi	**1,383**	1,442	**1,062**	1,037	**998**	962	**701**	586
Anglo American Sur (formerly Minera Sur Andes)[5]	**2,273**	2,219	**1,630**	1,640	**1,518**	1,533	**1,026**	996
Anglo American Norte (formerly Mantos Blancos)[5]	**851**	876	**507**	563	**474**	526	**340**	328
Other	**–**	–	**(7)**	(2)	**(7)**	(2)	**(7)**	(2)
Nickel, Niobium, Mineral Sands and Phosphates	**1,583**	1,081	**842**	492	**786**	426	**555**	278
Codemin	**325**	219	**242**	144	**234**	136	**178**	96
Loma de Niquel	**553**	334	**390**	229	**370**	209	**243**	134
Catalão	**106**	66	**57**	26	**55**	25	**60**	15
Namakwa Sands	**184**	180	**44**	52	**44**	35	**31**	25
Copebrás	**415**	282	**109**	41	**83**	21	**43**	8
Zinc	**1,039**	916	**729**	588	**654**	516	**558**	525
Black Mountain	**165**	148	**93**	42	**83**	31	**65**	38
Lisheen	**364**	396	**242**	280	**227**	265	**174**	287
Skorpion	**510**	372	**394**	266	**344**	220	**319**	200
Other	**–**	–	**(80)**	(63)	**(85)**	(64)	**(73)**	(56)
Ferrous Metals and Industries	**5,400**	6,519	**1,561**	1,560	**1,432**	1,360	**605**	583
Kumba	**1,635**	2,259	**879**	879	**834**	778	**274**	302
Scaw Metals	**1,432**	1,233	**204**	188	**172**	160	**97**	106
Samancor Group	**665**	425	**249**	51	**225**	52	**169**	38
Highveld Steel	**369**	1,023	**108**	247	**108**	230	**18**	79
Tongaat-Hulett/Hulamin[6]	**1,293**	1,572	**140**	207	**114**	154	**44**	55
Other	**6**	7	**(19)**	(12)	**(21)**	(14)	**3**	3
Industrial Minerals[4]	**4,591**	3,978	**732**	539	**474**	317	**384**	261
Exploration	**–**	–	**(167)**	(132)	**(167)**	(132)	**(145)**	(113)
Corporate Activities	**–**	–	**(272)**	(259)	**(292)**	(277)	**(495)**	(496)
Total continuing operations	**30,559**	29,404	**11,171**	10,431	**9,590**	8,888	**5,477**	5,019
Discontinued operations								
Gold	**1,004**	1,740	**401**	843	**202**	467	**95**	178
Paper and Packaging	**4,111**	7,493	**560**	923	**324**	477	**189**	274
Mondi Packaging	**2,296**	4,132	**316**	528	**195**	287	**137**	208
Mondi Business Paper	**1,204**	2,215	**198**	297	**105**	130	**62**	51
Other	**611**	1,146	**46**	98	**24**	60	**(10)**	15
Total discontinued operations	**5,115**	9,233	**961**	1,766	**526**	944	**284**	452
Total Group	**35,674**	38,637	**12,132**	12,197	**10,116**	9,832	**5,761**	5,471

[1] Revenue includes the Group's share of revenue of joint ventures and associates. Base Metals' revenue is shown after deduction of treatment charges and refining charges (TC/RCs).

[2] EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates

[3] Operating profit includes operating profit before special items and remeasurements from subsidiaries and joint ventures and share of operating profit (before interest, tax, minority interests, special items and remeasurements) of associates

[4] Copebrás has been reclassified from Industrial Minerals to Base Metals and Yang Quarry has been reclassified from Industrial Minerals to Coal, to align with internal management reporting. As such the comparative data has been reclassified accordingly

[5] Revenue in 2007 and 2006 includes intercompany sales between Anglo American Norte and Anglo American Sur. The external revenue in 2007 is $2,266 million (2006: $2,372 million) for Anglo American Sur and $858 million (2006: $723 million) for Anglo American Norte

[6] Includes 100% of the results of the Tongaat-Hulett Group from 1 January to 25 June 2007, and the Group's equity accounted share of Tongaat-Hulett and Hulamin since that date. For more detail see note 16 Disposal and demerger of subsidiaries and businesses

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
(the 'Company')

Notice of Recommended Final Dividend
(Dividend No 18)

The directors have recommended that a dividend on the Company's ordinary share capital in respect of the year ended 31 December 2007 will, subject to approval by shareholders at the Annual General Meeting to be held on Tuesday 15 April 2008 be paid as follows:

Amount (United States currency)	86 cents per ordinary share (note 1)
Amount (South African currency)	R6.5461 per share
Last day to effect removal of shares between the UK and SA registers	Tuesday 19 February 2008
Last day to trade on the JSE Limited ('JSE') to qualify for the dividend	Friday 7 March 2008
Ex-dividend on the JSE from the commencement of trading on	Monday 10 March 2008
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 12 March 2008
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 14 March 2008
Currency conversion US$: £/€ rates announced on	Tuesday 18 March 2008
Removal of shares between the UK and SA registers permissible from	Tuesday 18 March 2008
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 3, 4 and 5)	Tuesday 8 April 2008
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 3, 4 and 5)	Thursday 10 April 2008
Dividend warrants posted	Tuesday 29 April 2008
Payment date of dividend	Wednesday 30 April 2008

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrars receive such election by Friday 14 March 2008. Shareholders with an address elsewhere will be paid in US dollars except those registered on the South African branch register who will be paid in South African rand. The currency conversion rates and the amounts per share in pounds sterling/euros will be announced on Tuesday 18 March 2008.

2. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period from Monday 10 March 2008 to Friday 14 March 2008 (both days inclusive).

3. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP

should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

4. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed on Tuesday 6 May 2008 and CSDP investor accounts credited/updated on Wednesday 7 May 2008.

5. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board

N Jordan
Secretary
19 February 2008

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Equiniti
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Link Market Services South Africa (Pty) Limited
11 Diagonal Street
Johannesburg 2001
PO Box 4844, Johannesburg 2000
South Africa

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 19 February 2008, an independent company purchased 79,460 ordinary shares of the Company at prices between £30.96 and £31.94 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,864,487 ordinary shares, representing 8.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 February 2008

ANGLO AMERICAN

News Release

19 February 2008

Proposed election of director

Anglo American plc ("Anglo American") announces that the election of Sir CK Chow as an independent non-executive director will be proposed at the AGM on 15 April 2008.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I am delighted that Sir CK has agreed to join the board where his broad international business experience will be of great value to us."

Sir CK said: "I was honoured to be asked to join the board of Anglo American and look forward to contributing to the continued success of a great company."

Biography

Sir CK (56) is currently CEO of MTR Corporation, a position he has held since December 2003. He was formerly CEO of Brambles Industries and GKN. Prior to joining GKN he worked for the BOC Group for 20 years, becoming CEO of its Gases Division and joining its board in 1993. Sir CK is a chartered engineer and holds Bachelor of Science and Master of Science degrees in Chemical Engineering from the Universities of Wisconsin and California respectively. Sir CK was knighted in 2000 for his contribution to industry.

Sir CK is currently a member of the Hong Kong Tourist Board and the Council of the Chinese University of Hong Kong. He is also a member of the general committee of the Hong Kong General Chamber of Commerce and a member of the Steering Committee of the Shenzen Municipal Committee of the Chinese Political Consultative Conference. He is a non-executive director of Standard Chartered plc and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGold Ashanti.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel: +44 (0)20 7968 8888 Fax: +44 (0)20 7968 8500
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 18 February 2008, an independent company purchased 31,968 ordinary shares of the Company at prices between £30.17 and £30.91 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,785,027 ordinary shares, representing 8.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 15 February 2008, an independent company purchased 68,617 ordinary shares of the Company at prices between £30.07 and £31.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,753,059 ordinary shares, representing 8.37 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 14 February 2008, an independent company purchased 92,880 ordinary shares of the Company at prices between £30.64 and £31.10 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,684,442 ordinary shares, representing 8.37 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 February 2008

ANGLO AMERICAN

News Release

14 February 2008

Anglo American plc notification: Kumba Iron Ore Limited results 2007

Anglo American wishes to draw attention to Kumba Iron Ore Limited's announcement of their results for the year ended 31 December 2007.

Anglo American will report underlying earnings in respect of Kumba Iron Ore Limited of US$274 million for the year ended 31 December 2007, which takes into account certain adjustments.

Kumba Iron Ore Limited	**$m**
IFRS headline earnings (US dollar equivalent of published)	434
Other	7
	441
Minority interest	(155)
Depreciation of assets fair valued on acquisition (net of tax)	(12)
Contribution to Anglo American plc underlying earnings	**274**

Anglo American will report results for the year ended 31 December 2007 on 20 February 2008. The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500
www.angloamerican.co.uk

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 13 February 2008, an independent company purchased 131,075 ordinary shares of the Company at prices between £30.01 and £30.71 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,591,562 ordinary shares, representing 8.36 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 February 2008

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 12 February 2008, an independent company purchased 85,525 ordinary shares of the Company at prices between £29.32 and £30.20 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,783,518 ordinary shares in treasury, and has 1,322,130,043 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 110,460,487 ordinary shares, representing 8.35 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 February 2008

END